As filed with the Securities and Exchange Commission on May 18, 2006                                         Registration No. 333-133498

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2/A
AMENDMENT NO. 1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Tennessee	6712	45-0471419
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

401 South Illinois Avenue, Oak Ridge, Tennessee 37830, (865) 483-9444
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

Thomas E. Tuck
President and Chief Executive Officer
401 South Illinois Avenue
Oak Ridge, Tennessee 37830
Phone: (865) 483-9444
Fax: (865) 220-8495
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copy to:
Linda M. Crouch-McCreadie, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
207 Mockingbird Lane, Suite 300
Johnson City, Tennessee 37604
Phone: (423) 975-7623
Fax: (423) 979-7623

Approximate date of proposed sale to the public: From time to time after the effective date of the registration statement until such time that all of the shares of common stock registered hereunder have been sold.
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common stock, $1.00 par value	541,133	$14.00	$7,578,662	$810.62

(1)  Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED May 18, 2006

541,133 Shares

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

Common Stock

The shares of common stock being offered by this prospectus are being sold by Tennessee Valley. This offering consists of two parts:

1. Prior to the shares being sold to the general public, existing shareholders of Tennessee Valley have the right to subscribe for and purchase shares on a one for two basis based on the number of the outstanding whole shares each shareholder owns of record as of May 22, 2006 for a price of $13.00 per share. Additionally, to the extent shares are available, existing shareholders may also subscribe for additional shares in the public offering. The right of existing shareholders to purchase will expire at 5:00 p.m., local time, on July 31, 2006.

2. Shares will be sold to the general public at the same time and at an offering price of $14.00 per share, but sales of shares to the general public will be subject to the prior rights of the existing shareholders.

This is a “best efforts” offering and funds collected during the offering will be immediately available for the use of Tennessee Valley as described later in this prospectus. Our management personnel, including Thomas E. Tuck, our president and chief executive officer, will be offering the stock on our behalf. No commissions will be paid to Mr. Tuck or any of our other management personnel for the sale of our stock.

Each investor, except for existing shareholders, must subscribe for a minimum of 250 shares and may not subscribe for more than 48,000 shares. Tennessee Valley may accept or reject subscriptions in whole or in part for any reason. Once a subscription has been accepted, it cannot be withdrawn by the investor. If Tennessee Valley rejects a subscription, the full amount of the subscription funds tendered will be returned promptly to the subscriber. This offering will expire at 12:00 p.m. on September 30, 2006, unless earlier terminated or further extended in the sole discretion of Tennessee Valley.

Prior to this offering, there has been no public market for our common stock.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 6 of this prospectus.

	Per Share	Total
Shareholders' offering price (1)	$ 13.00	$ 7,034,729
Public offering price (2)	$ 14.00	$ 7,575,862
_________________________

(1)  Assumes the offering is fully subscribed by the existing shareholders.
(2)  Assumes the offering is fully subscribed by the general public.

Delivery of the shares of common stock will be made on or about October 1, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ●, 2006.

TABLE OF CONTENTS

Prospectus Summary	3
Risk Factors	6
Forward-Looking Statements	12
Market for Our Shares and Related Stockholder Matters	13
Use of Proceeds	13
Capitalization	14
Dividend Policy	14
Dilution	15
Stock Ownership	16
Selected Financial Data	17
Management's Discussion and Analysis of Financial Condition and Results of Operations	18
Business	35
Management	41
Certain Relationships and Related Party Transactions	43
Description of Our Capital Stock	44
Plan of Distribution	48
Indemnification	48
Validity of Securities	48
Experts	48
Where You Can Find Additional Information About Us	49
Index to Financial Statements	F-1
Appendix A - Subscription Agreement	A-1

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You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

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Prospectus Summary

You should read the following summary together with the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. You should read the entire prospectus before you invest in our common stock. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks, and actual results could differ materially. Read this entire prospectus carefully, especially the risks described under "Risk Factors." Unless otherwise indicated, "we," "us," "our" and similar terms, as well as references to the "Company" and "Tennessee Valley" refer to Tennessee Valley Financial Holdings, Inc. and its wholly owned subsidiary, TNBank.

Our Company

Tennessee Valley Financial Holdings, Inc. is a Tennessee business corporation formed for the purpose of acquiring TNBank, a Tennessee banking corporation, which we refer to as the “Bank,” by means of a share exchange thereby becoming a registered bank holding company under the Federal Reserve Act. On April 30, 2002, the shareholders of the Bank approved a plan of share exchange under which they exchanged their shares of the Bank, on a one for one basis, for our common shares. The exchange became effective on May 9, 2002. Our only activity is owning the Bank.

The Bank commenced operations as a state chartered bank on May 30, 1995. The Bank’s deposit accounts are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof. The Bank is not currently a member of the Federal Reserve System. The Bank has its main office and four branch locations, one in Oak Ridge, two in Knoxville and one in Maryville.

Our principal executive office is located at 401 South Illinois Avenue, Oak Ridge, Tennessee 37830, telephone (865) 483-9444.

Stock Split

On March 21, 2006, the board of directors approved a two for one stock split. Holders of record on May 1, 2006 were entitled to receive one additional share of our common stock for each share they held. We have noted where appropriate in this prospectus whether the information is provided on a pre-split or post-split basis.

Risk Factors

Investing in shares of our common stock involves risks. You should consider the information under the caption "Risk Factors" beginning on page 6 of this prospectus in deciding whether to purchase the common stock we are offering.

Conditions of the Offering

The offering will be made with no minimum offering conditions. As a consequence, all subscription funds received and accepted by Tennessee Valley will be retained. However, while no modification of the terms of the offering is anticipated, in the event of any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment. There can be no assurance, however, that all of the shares offered will be sold.

The Offering

Common stock offered by us	541,133 shares.
Common stock to be outstanding after this offering	1,623,399 shares.
Offering price	$13.00 to existing shareholders; $14.00 to the general public.
Use of proceeds
We estimate our net proceeds from our sale of 541,133 shares of our common stock in this offering will be approximately $7.0 million after deducting estimated offering expenses payable by us.

We intend to use a substantial portion of the net proceeds to enhance and support the equity capital of the Bank. We intend to use the balance of the net proceeds from this offering for working capital and general corporate purposes. Until we use the net proceeds, we may invest them in short-term, interest-bearing, investment grade and U.S. government securities.

Dividend policy	Payment of future cash dividends on our common stock, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, regulatory requirements and other factors deemed relevant by our board of directors.

The number of shares of common stock that will be outstanding upon completion of this offering is based on shares outstanding as of May 1, 2006, which includes the effect of a two for one stock split. This number excludes:

•	stock options outstanding as of December 31, 2005 to purchase 107,960 shares of common stock at a weighted average exercise price of $11.85 per share; and

•	shares of common stock reserved for future issuance under our Dividend Reinvestment Plan.

Plan of Distribution

Tennessee Valley's directors and executive officers, including Thomas E. Tuck, our president and chief executive officer, none of whom will receive any commissions or other form of compensation, and who each qualifies under the safe harbor provisions of Rule 3a4-1 under the Exchange Act, will market the shares on a best efforts basis. Investors who are not existing shareholders of Tennessee Valley as of  May 22, 2006, must subscribe for a minimum of 250 shares and may not subscribe for more than 48,000 shares. We may accept or reject subscriptions in whole or in part for any reason. Once a subscription has been accepted, it cannot be withdrawn by, the investor.

All of our current directors and executive officers are existing shareholders. Accordingly each is entitled to purchase shares in this offering on the same priority basis as all other shareholders. None of our directors and executive officers have indicated whether they intend to participate in the offering. In the event any of these directors and executive officers subscribe for the maximum number of shares they are allowed in the shareholders’ offering, they may also subscribe for additional shares in the offering to the general public.

Existing shareholders have the right to subscribe for and purchase the shares on a one for two basis based on the number of outstanding whole shares each shareholder owns of record as of May 22, 2006 for a price of $13.00 per share. This right will expire on July 31, 2006. To the extent shares are available, existing shareholders may subscribe for more shares than their preemptive rights amount by purchasing in the general public offering at a purchase price of $14.00.

Shareholders who wish to guarantee that his or her current percentage ownership of Tennessee Valley will not decrease as a result of the offering, should subscribe to the offering in an amount that assumes that all 541,133 shares are sold. For example, if a shareholder currently owns 10,000 shares, he or she would need to subscribe for 5,000 shares in order to ensure that his percentage interest remains the same after the offering. In the event that all of the shares offered are not sold, the shareholder’s percentage ownership of Tennessee Valley would increase.

Funds received and accepted from existing shareholders for the purchase of shares in the shareholders’ offering will be available for immediate use by Tennessee Valley. We will hold funds received and accepted from subscribers, including shareholders who subscribe for additional shares, in the offering to the general public in a separate account at the Bank until the expiration of the offering to the existing shareholders on July 31, 2006. At that time, we will make a determination as to whether there are shares remaining available for purchase which were not purchased by existing shareholders. Existing shareholders will be given priority in the general public offering to the extent all of the shares are subscribed.  If we reject a subscription, or if the existing shareholders have purchased all of the offered shares, the full amount of the subscription funds tendered, without interest, will be returned promptly to the subscriber.

The offering will expire at 12:00 p.m. on September 30, 2006 unless earlier terminated or further extended in the sole discretion of Tennessee Valley. In the event the offering is extended, the board of directors may increase the offering price as it deems appropriate.

Summary Selected Financial Data

The following table provides a summary of our historical financial information for the periods indicated. You should read this summary financial information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus.

The statement of earnings data and the balance sheet data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 are derived from our audited financial statements appearing elsewhere in this prospectus. The statement of earnings data and the balance sheet data for the three months ended March 31, 2006 and 2005 are derived from our unaudited financial statements.  This information is not adjusted for the stock split effective May 1, 2006. Historical results are not necessarily indicative of future results.

2006.  Historical results are not necessarily indicative of future results.

	Three Months Ended March 31,			Years Ended December 31,
	2005	2006	2001	2002	2003	2004	2005
	(in thousands, except per share amount)
Statement of Earnings Data:
Interest income	$1,960	$2,508	$6,178	$6,353	$6,410	$6,914	$8,778
Interest expense	653	1,051	3,318	2,573	2,086	1,984	3,189
Net interest income	1,307	1,457	2,860	3,780	4,324	4,930	5,589
Provision for loan losses	42	95	164	485	290	229	551
Net interest income after provision for loan losses	1,265	1,362	2,696	3,295	4,034	4,701	5,038
Noninterest income	186	276	558	824	1,372	826	902
Noninterest expense	1,104	1,428	2,457	3,073	3,744	4,069	4,518
Income before income taxes	347	210	797	1,046	1,662	1,458	1,422
Income taxes	123	78	270	329	584	500	487
Net income	$224	$132	$527	$717	$1,078	$958	$935
Basic net earnings per share	$0.42	$0.24	$0.99	$1.34	$2.02	$1.80	$1.75
Diluted net earnings per share	$0.42	$0.24	$0.99	$1.34	$2.01	$1.79	$1.74
Average shares used in computing basic net earnings per share	534	540	534	534	534	532	535
Average shares used in computing diluted net earnings per share	539	546	534	535	537	535	538
Net income	$224	$132	$527	$717	$1,078	$958	$935
Other comprehensive income (loss), net of tax	(84)	(50)	88	123	(121)	(66)	(158)
Comprehensive income	$140	$82	$615	$840	$957	$892	$777

The following table presents a summary of our balance sheet data at the dates indicated:

	March 31,	December 31,
	2006	2001	2002	2003	2004	2005
	(in thousands)
Balance Sheet Data:
Cash and due from banks	$3,819	$2,085	$2,146	$2,145	$2,369	$3,414
Federal funds sold	4,360	0	0	0	0	8,338
Securities available for sale, at fair value	19,109	14,118	13,853	14,502	14,753	18,721
Loans held for sale, at fair value	1,124	2,614	5,492	274	859	1,048
Loans, net	117,920	67,115	81,206	85,498	101,227	108,346
Deposits	132,451	75,831	91,461	88,118	104,799	124,833
Borrowings	11,135	6,755	7,271	9,620	10,668	11,053
Total assets	154,494	90,162	107,358	107,083	125,337	146,961
Shareholder's equity	10,126	6,886	7,727	8,497	9,255	10,007

Risk Factors

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the risks described below in conjunction with the other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

Opening new offices may not result in increased assets or revenues for us.

We intend to use the proceeds of this offering to increase our capital position to support our proposed growth and expansion, including the establishment of 3 new offices over the next 18 months. The investment necessary for these branch expansions may negatively impact our efficiency ratio. There is a risk that we will be unable to manage our growth, as the process of opening new branches may divert our time and resources. There is also risk that we may fail to open any additional branches, and a risk that, if we do open these branches, they may not be profitable which would negatively impact our results of operations.

We could suffer loan losses from a decline in credit quality.

We could sustain losses if borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and policies, including the establishment and review of the allowance for credit losses that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

Our reliance on time deposits as a source of funds for loans and our other liquidity needs could have an adverse effect on our results of operations.

Among other sources of funds, we rely heavily on deposits for funds to make loans and to provide for our other liquidity needs. However, our loan demand has exceeded the rate at which we have been able to build core deposits, so we have relied heavily on time deposits as a source of funds. Time deposits as of December 31, 2005 represented 54% of our total deposits. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest to attract, keep or to replace them with other deposits or with funds from other sources. Not being able to attract time deposits, or to keep or replace them as they mature, would adversely affect our liquidity. Paying higher deposit rates to attract, keep or replace those deposits could have a negative effect on our net interest margin and results of operations.

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in growth stages of development. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, financial condition, results of operations, or future prospects, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our results of operations could be materially adversely affected.

Our ability to grow successfully will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to manage our future growth, there can be no assurance that growth opportunities will be available or growth will be managed successfully.

Additional growth may require us to raise additional capital in the future, but that capital may not be available when it is needed, which could adversely affect our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired.

Our plans for future expansion depend, in some instances, on factors beyond our control, and an unsuccessful attempt to achieve growth could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We expect to continue to engage in new branch expansion in the future. We may also seek to acquire other financial institutions, or parts of those institutions, though we have no present plans in that regard. Expansion involves a number of risks, including:

•       the time and costs of evaluating new markets, hiring experienced local management and opening new offices;

•       the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•       we may not be able to finance an acquisition without diluting the interests of our existing shareholders;

•       the diversion of our management’s attention to the negotiation of a transaction may detract from their business productivity;

•       we may enter into new markets where we lack experience; and

•       we may introduce new products and services with which we have no prior experience into our business.

If the value of real estate in our core market were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on our business, financial condition and results of operations.

With most of our loans concentrated in the areas surrounding Oak Ridge, Tennessee, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

In addition to considering the financial strength and cash flow characteristics of borrowers, we often secure loans with real estate collateral. At December 31, 2005, approximately 70% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Our recent results may not be indicative of our future results, and may not provide guidance to assess the risk of an investment in our common stock.

We may not be able to sustain our growth or may not even be able to grow our business at all. In addition, our growth may distort some of our financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally increasing interest rate environment, a strong residential mortgage market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the teamwork and increased productivity fostered by our culture, which could harm our business.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters teamwork and increased productivity. As our organization grows and we are required to implement more complex organization management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

Competition from other financial institutions may adversely affect our profitability.

The banking business is highly competitive, and we experience strong competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial institutions, which operate in our primary market areas and elsewhere. Presently we complete with six commercial banks and four credit unions in our primary market of Oak Ridge.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established and much larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification.

Although we compete by concentrating our marketing efforts in our primary market area with local advertisements, personal contacts and greater flexibility in working with local customers, we can not assure you that this strategy will be successful.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could adversely affect our business and the trading price of our stock.

We are currently in the process of evaluating our internal controls system to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluations and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. These systems are necessary to produce accurate financial reports and prevent fraudulent activity. We will be required to begin complying with Section 404 for our first fiscal year ending after July 15, 2007, however, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a reporting company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities such as the SEC. In addition, if any material weakness or deficiency is identified or is not remedied, investors may lose confidence in the accuracy of our reported financial information, and our stock price could be significantly adversely affected as a result.

As a community bank, we have different lending risks than larger banks.

We provide services to our local communities. Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, and, to a lesser extent, individuals which may expose us to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories.

We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding our borrowers, the economies in which we and our borrowers operate, as well as the judgment of our regulators. We cannot assure you that our loan loss reserves will be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition, or results of operations.

If we fail to retain our key employees, our growth and profitability could be adversely affected.

Our success is, and is expected to remain highly dependent on our executive management team, consisting of Thomas E. Tuck, Mark B. Holder, Jason Wilkinson, Jim Stalsworth and Braxton Sadler. This is particularly true because, as a community bank, we depend on our management team’s ties to the community to generate business for us. Our growth will continue to place significant demands on our management, and the loss of any such person’s services may have an adverse effect upon our growth and profitability.

Risks Related to Our Industry

Our profitability is vulnerable to interest rate fluctuations.

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets, such as loans and investment securities, and the interest paid for liabilities, such as savings and time deposits and out-of-market certificates of deposit. Market interest rates for loans, investments and deposits are highly sensitive to many factors beyond our control. Recently, interest rate spreads have generally narrowed due to changing market conditions, policies of various government and regulatory authorities and competitive pricing pressures, and we cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads could adversely affect our financial condition and results of operations. In addition, we cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income. Depending on our portfolio of loans and investments, our results of operations may be adversely affected by changes in interest rates.

An economic downturn, especially one affecting our market areas, could adversely affect our financial condition, results of operations or cash flows.

Our success depends upon the growth in population, income levels, deposits and housing starts in our primary market areas. If the communities in which we operate do not grow, or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Unpredictable economic conditions may have an adverse effect on the quality of our loan portfolio and our financial performance.

Economic recession over a prolonged period or other economic problems in our market areas could have a material adverse impact on the quality of the loan portfolio and the demand for our products and services. Future adverse changes in the economies in our market areas may have a material adverse effect on our financial condition, results of operations or cash flows. Further, the banking industry in Tennessee is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. As a community bank, we are less able to spread the risk of unfavorable local economic conditions than larger or more regional banks. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas even if they do occur.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.

As a bank holding company, we are primarily regulated by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”). The Bank is primarily regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the Tennessee Department of Financial Institutions. Our compliance with Federal Reserve Board, FDIC and Department of Financial Institutions regulations is costly and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements of our regulators.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act, the related rules and regulations promulgated by the SEC that currently apply to us and the related exchange rules and regulations, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. As a result, we may experience greater compliance costs.

Changes in monetary policies may have an adverse effect on our business, financial condition and results of operations.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve Board. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand or business and earnings.

Environmental liability associated with lending activities could result in losses.

In the course of our business, we may foreclose on and take title to properties securing our loans. If hazardous substances are discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. In addition, if we arrange for the disposal of hazardous or toxic substances at another site, we may be liable for the costs of cleaning up and removing those substances from the site, even if we neither own nor operate the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit the use of properties that we acquire through foreclosure, reduce their value or limit our ability to sell them in the event of a default on the loans they secure. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability.

Risks Related to This Offering

There has been no prior active market for our common stock, and our stock price may trade below the offering price.

There is no trading market for our stock. The price per share at which we sell our common stock may be more or less than the market price of our common stock on the date the stock offering is consummated. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in this offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock. Moreover, an active public market may not develop or be sustained after the offering. A public trading market, which has the desired characteristics of depth, liquidity and orderliness, depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time. The presence of willing buyers and sellers is dependent upon the individual decisions of investors over which neither we nor any market maker has any control. If an active trading market for our common stock does not develop, it may difficult for you to sell your shares of common stock.

You will experience immediate and substantial dilution of the book value of your shares of our common stock and may suffer future dilution of your share ownership due to the issuance of additional shares of our common stock in the future.

Purchasers in this offering will experience immediate dilution in the net tangible book value of our common stock from the offering price of $3.08 per share (assuming the per share price is $14.00). To the extent we raise additional capital by issuing equity securities in the future, our shareholders may experience additional dilution. Our board of directors may determine, from time to time, a need to obtain additional capital through the issuance of additional shares of common stock or other securities. We may issue additional securities at prices or on terms less favorable than or equal to the public offering price and terms of this offering. Additional dilution may also occur upon the exercise of warrants or of options granted by us under our stock incentive plan.

Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders.

We have supported our continued growth by issuing trust preferred securities from a special purpose trust and accompanying junior subordinated debentures. As of December 31, 2005, we had outstanding trust preferred securities totaling $2.0 million. We unconditionally guaranteed the payment of principal and interest on the trust preferred securities. Also, the junior debentures we issued to the special purpose trust that relate to those trust preferred securities are senior to our common stock. As a result, we must make payments on the junior subordinated debentures before we can pay any dividends on our common stock. In the event of our bankruptcy, dissolution or liquidation, holders of our junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We do have the right to defer distributions on our junior subordinated debentures (and related trust preferred securities) for up to five years, but during that time we would not be able to pay dividends on our common stock.

The market price of our common stock will fluctuate and could fluctuate significantly, causing our common stock to trade at prices below the public offering price.

If a market develops for our common stock after the offering, we may experience significant volatility in the market price of our common stock. Factors that may affect the price of our common stock include the depth and liquidity of the market for our common stock, investor perception of our financial strength, conditions in the banking industry such as credit quality and monetary policies, and general economic and market conditions. Our quarterly results of operations, changes in analysts’ earnings estimates, changes in general conditions in the economy or financial markets or other developments affecting us could cause the market price of our common stock to fluctuate substantially. In addition, from time to time stock markets experience extreme price and volume fluctuations. This volatility may significantly affect the market price of our common stock for reasons unrelated to our operating performance.

We have paid three annual dividends in the past three years and our ability to pay dividends is limited and we may be unable to pay future dividends. As a result, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment for the foreseeable future.

We have paid three annual dividends in the past three years. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our board of directors may deem relevant. The holders of our common stock are entitled to receive dividends when, and if declared by our board of directors out of funds legally available for that purpose. As part of our consideration to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Further, our principal source of funds to pay dividends is cash dividends that we receive from the bank. The payment of dividends by the bank to us is subject to restrictions imposed by banking laws, regulations and authorities.

We have broad discretion to use the net proceeds of this offering.

We expect to use a substantial portion of the net proceeds to enhance and support the equity capital of the Bank. We intend to retain the balance of the net proceeds. The net proceeds retained by us will be used for working capital and other general corporate purposes, including providing additional contributions to the Bank’s capital as needed to support future loan production and asset growth, branch expansion in new and existing markets, and potential acquisitions to expand our retail branch network. Accordingly, we will have broad discretion as to the application of such proceeds. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these net proceeds. Our failure to use these funds effectively could have an adverse effect on our financial condition and results of operations.

Our directors and executive officers own a significant portion of our common stock and can influence stockholder decisions.

Our directors and executive officers, as a group, beneficially owned approximately 23.15% of our fully diluted outstanding common stock as of December 31, 2005. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering.

We may not be able to immediately deploy all of the capital raised in the offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting stockholder returns, including net income per share, return on assets and return on equity.

Forward-Looking Statements

This prospectus contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. When used in this discussion, the words “believes”, “anticipates”, “contemplates”, “expects” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore, we cannot assure you that the forward-looking statements set out in this prospectus will prove to be accurate.

Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to:

•	Economic conditions (both generally and more specifically in the markets in which we operate);
•	Competition for our customers from other providers of financial services;
•	Government legislation and regulation (which changes from time to time and over which we have no control);
•	Changes in interest rates; and
•	Material unforeseen changes in liquidity, results of operations, or financial condition of our customers.

Other risks, uncertainties and factors, including those discussed under "Risk Factors," could cause our actual results to differ materially from those projected in any forward-looking statements we make.

We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Market for Our Shares and Related Stockholder Matters

There is no established market for our common stock. There is no significant likelihood that any market will develop in the future. There has been isolated trading of the common stock where shareholders wishing to transfer shares would do so in individually negotiated transactions. As of December 31, 2005, we had approximately 755 shareholders of record and 538,985 shares of common stock outstanding. The following table shows a range of high and low sales prices, to the best of management’s knowledge, for our common stock. This information is not adjusted for the stock split effective May 1, 2006.

2004:	High	Low
First Quarter	$19.50	$19.50
Second Quarter	19.50	19.50
Third Quarter	19.50	19.50
Fourth Quarter	19.50	19.50
2005:
First Quarter	$26.00	$26.00
Second Quarter	26.00	26.00
Third Quarter	26.00	26.00
Fourth Quarter	28.00	28.00
2006:
First Quarter	$28.00	$28.00

    On March 21, 2006, the board of directors approved a two for one stock split. Holders of record on May 1, 2006 were entitled to receive one additional share of our common stock for each share they held.

Use of Proceeds

We estimate our net proceeds from our sale of 541,133 shares of our common stock in this offering will be approximately $7.0 million after deducting estimated offering expenses payable by us.

We expect to use a substantial portion of the net proceeds to enhance and support the equity capital of the Bank. We intend to retain the balance of the net proceeds. The net proceeds retained by us will be used for working capital and other general corporate purposes, including providing additional contributions to the Bank’s capital as needed to support future loan production and asset growth, branch expansion in new and existing markets, and potential acquisitions to expand our retail branch network. Until we use the net proceeds, we may invest them in short-term, interest-bearing, investment grade and U.S. government securities.

Capitalization

The following table sets forth our capitalization as of March 31, 2006 on (a) an actual basis, and (b) as adjusted to reflect our sale of 541,133 shares of common stock in this offering at an assumed public offering price of $14.00 per share, after offering expenses, and to reflect the stock split effective May 1, 2006 and the application of the net proceeds from our sale of common stock in this offering.

You should read this capitalization table together with our financial statements and the related notes appearing elsewhere in this prospectus as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included in this prospectus.

	March 31, 2006
	Actual	As Adjusted
	(in thousands)
Shareholder's equity
Common stock	$540	$1,621
Additional paid-in capital	6,647	13,143
Retained earnings	3,100	3,100
Accumulated other comprehensive income (loss)	(161)	(161)
Total shareholder’s equity	$10,126	$17,703

The number of shares of common stock to be outstanding immediately after this offering excludes the following:

•	stock options outstanding as of December 31, 2005 to purchase 107,960 (post-split) shares of common stock at a weighted average exercise price of $11.85 (post-split) per share, and

•	shares of common stock reserved for future issuance under our Dividend Reinvestment Plan.

Dividend Policy

We have paid annual dividends for the last three years. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our board of directors may deem relevant. The holders of our common stock are entitled to receive dividends when, and if declared by our board of directors out of funds legally available for that purpose. As part of our consideration to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Further, our principal source of funds to pay dividends is cash dividends that we receive from the Bank. The payment of dividends by the Bank to us is subject to restrictions imposed by banking laws, regulations and authorities.

Dilution

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock immediately after completion of this offering. The following information is adjusted for the stock split effective May 1, 2006. Our net tangible book value as of March 31, 2006 was $10.1 million, or $9.37 per share, of common stock. Net tangible book value per share is determined by dividing (a) our total tangible assets less our total liabilities (including redeemable preferred stock) by (b) the number of shares of common stock outstanding.

After giving effect to our sale of 541,133 shares of common stock at the assumed public offering price of $14.00 per share, after deducting estimated offering expenses, and the application of the net proceeds from such sale, the adjusted net tangible book value of our common stock, as of March 31, 2006, would have been approximately $17.7 million, or $10.92 per share. This amount represents an immediate increase in net tangible book value of $1.55 per share and an immediate dilution to new investors of $3.08 per share. The following table illustrates this per share dilution:

Assumed public offering price per share		$14.00
Net tangible book value (deficit) per share as of March 31, 2006	$9.37
Increase per share attributable to new investors	1.55
Adjusted net tangible book value per share after this offering	$10.92	10.92
Dilution per share to new investors		$3.08

The table and calculations above assume no exercise of stock options outstanding as of December 31, 2005 to purchase 107,960 (post-split) shares of common stock at a weighted average exercise price of $11.85 (post-split) per share and to the extent any of these options are exercised, there will be further dilution to new investors.

Stock Ownership

The following table sets forth certain information concerning the beneficial ownership of the common stock by (i) directors and our executive officers, (ii) persons owning 5% or great of our common stock and (iii) directors and executive officers as a group. The information shown in this table is based on information as of March 20, 2006 and does not reflect the stock split effective May 1, 2006.

Name of Beneficial Owner (1) (2)	Number of Shares	Amount and Nature of Beneficial Ownership Percent of Class

J. Michael Anderson	10,000	1.85%
350 N. Illinois Ave., Oak Ridge, TN 37830
Larry Beeman	10,468	1.94%
687 Emory Valley Rd., Suite A, Oak Ridge, TN 37830
A.P. Cappiello	7,163	1.33%
100 Tulsa Rd., Suite 28, Oak Ridge, TN 37830
Victor I. Dodson (3)	25,082	4.65%
335 Warehouse Rd., Oak Ridge, TN 37830
Mark B. Holder (4)	4,616	*
401 South Illinois Ave., Oak Ridge, TN 37830
J. Frank Jamison	12,002	2.22%
673 Emory Valley Rd., Oak Ridge, TN 37830
Terry L. Kerbs	9,660	1.79%
10613 Dutchtown Rd., Knoxville, TN 37932
Thomas D. Moye	5,294	*
12408 Sparta Lane, Knoxville, TN 37922
Braxton Sadler (5)	7,510	1.39%
401 S. Illinois Ave., Oak Ridge, TN 37830
Thomas E. Tuck (6)	27,660	5.12%
401 South Illinois Ave., Oak Ridge, TN 37830
Jason Wilkinson	0	*
401 S. Illinois Ave., Oak Ridge, TN 37830
W. Robert Witt	5,617	1.04%
1242 Weisgarber Rd., Knoxville, TN 37917

Directors and executive officers as a group (12 persons) (7)	125,072	23.15%
_________________________ *Less than 1%
(1)
Includes shares beneficially owned, directly or indirectly, together with affiliates and also includes shares held as trustee and held by custodian by minor children. Shares subject to options which are exercisable within 60 days of March 20, 2006 are treated as issued and outstanding for the purpose of computing the percent class owned by such person or group but not for the purpose of computing the percent class owned by any other person or group.

(2)	Business address.
(3)	Mr. Dodson died on April 22, 2006.
(4)	Includes 3,700 shares issuable upon the exercise of options.
(5)	Includes 7,500 shares issuable upon the exercise of options.
(6)	Includes 13,400 shares issuable upon the exercise of options.
(7)	Includes 17,850 shares issuable upon the exercise of options.

Selected Financial Data

You should read the following financial information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" following this section and our financial statements and the notes thereto included elsewhere in this prospectus.

The statement of earnings data and the balance sheet data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 are derived from our audited financial statements appearing elsewhere in this prospectus. This information is not adjusted for the stock split effective May 1, 2006. Historical results are not necessarily indicative of future results.

	Three Months Ended March 31,			Years Ended December 31,
	2005	2006	2001	2002	2003	2004	2005
	(in thousands, except per share amount)
Statement of Earnings Data:
Interest income	$1,960	$2,508	$6,178	$6,353	$6,410	$6,914	$8,778
Interest expense	653	1,051	3,318	2,573	2,086	1,984	3,189
Net interest income	1,307	1,457	2,860	3,780	4,324	4,930	5,589
Provision for loan losses	42	95	164	485	290	229	551
Net interest income after provision for loan losses	1,265	1,362	2,696	3,295	4,034	4,701	5,038
Noninterest income	186	276	558	824	1,372	826	902
Noninterest expense	1,104	1,428	2,457	3,073	3,744	4,069	4,518
Income before income taxes	347	210	797	1,046	1,662	1,458	1,422
Income taxes	123	78	270	329	584	500	487
Net income	$224	$132	$527	$717	$1,078	$958	$935
Basic net earnings per share	$0.42	$0.24	$0.99	$1.34	$2.02	$1.80	$1.75
Diluted net earnings per share	$0.42	$0.24	$0.99	$1.34	$2.01	$1.79	$1.74
Average shares used in computing basic net earnings per share	534	540	534	534	534	532	535
Average shares used in computing diluted net earnings per share	539	546	534	535	537	535	538
Net income	$224	$132	$527	$717	$1,078	$958	$935
Other comprehensive income (loss), net of tax	(84)	(50)	88	123	(121)	(66)	(158)
Comprehensive income	$140	$82	$615	$840	$957	$892	$777

The following table presents a summary of our balance sheet data at the dates indicated:

	March 31,	December 31,
	2006	2001	2002	2003	2004	2005
	(in thousands)
Balance Sheet Data:
Cash and due from banks	$3,819	$2,085	$2,146	$2,145	$2,369	$3,414
Federal funds sold	4,360	0	0	0	0	8,338
Securities available for sale, at fair value	19,109	14,118	13,853	14,502	14,753	18,721
Loans held for sale, at fair value	1,124	2,614	5,492	274	859	1,048
Loans, net	117,920	67,115	81,206	85,498	101,227	108,346
Deposits	132,451	75,831	91,461	88,118	104,799	124,833
Borrowings	11,135	6,755	7,271	9,620	10,668	11,053
Total assets	154,494	90,162	107,358	107,083	125,337	146,961
Shareholder's equity	10,126	6,886	7,727	8,497	9,255	10,007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Periods Ending March 31, 2006 and 2005

General
We are a Tennessee bank holding company which acquired the Bank through a share exchange in May 2002. We are a registered bank holding company under the Federal Reserve Act. Our only activity is owning the Bank which commenced operations on May 30, 1995.

For the three months ending March 31, 2006 we earned net income of $132,000 or $0.24 per share as compared to $224,000 or $0.42 per share for the corresponding period in 2005. The decrease in net income for the first quarter of 2006 was primarily due to increased non-interest expense and increased cost of funds. Increasing salary expense, occupancy expense and other operating expenses associated with growth and expansion strategies were the primary factors increasing non-interest expense. Additionally, the continued rising rate environment impacted net interest expense in the first quarter of 2006. Increases in interest income from loan activity off-set these increased expenditures. The table below represents certain key financial ratios for the first quarter of 2006 and 2005, respectively.

	For the three months ending March 31,
	2006	2005
Return on Average Assets	0.35%	0.68%
Return on Average Equity	5.25%	9.60%
Earnings per share - basic	$0.24	$0.42

Net Interest Income

Net interest income was $1.5 million for the first quarter of 2006, an increase of approximately 26% or $150,000 over the same period in 2005. The increase in net interest income was due primarily to an increase in the volume of earnings assets and rising interest rate environment. The net interest margin declined to 4.11% as of March 31, 2006 compared to 4.22% for March 31, 2005. While improvement is noted in the yield on earning assets, a more pronounced increase in overall rates on interest bearing liabilities attributed to this decline. Average loans increased approximately $9.8 million to $114.4 million at March 31, 2006, as compared to $104.5 million at March 31, 2005. Average loans were approximately 81% of total earning assets at March 31, 2006 and 84% at March 31, 2005.

The yield on total earning assets increased 77 basis points for the first quarter of 2006 as compared to the first quarter of 2005. The recent continued increase in overall interest rates has enhanced yields on the loan portfolio and investments. Yields on federal funds sold, the rates on which can change overnight, increased 194 basis points from March 31, 2005 to March 31. 2006.

Total interest expense was approximately $1.1 million for the first quarter of 2006, an almost 61% increase as compared to the same period in 2005. This increase is primarily related to an increase in the average volume of interest bearing liabilities from $111.4 million for the first quarter of 2005 to $127.3 million for the same period in 2006. The average rate on interest-bearing deposits was 3.19% for the first quarter of 2006, 99 basis points higher than the average rate on deposits during the first quarter of 2005. This increase is a direct result of the current rising interest rate environment. The average cost of borrowed funds was 4.48% for the first quarter of 2006 compared to 3.77% the same period 2005. The overall rate on interest-bearing liabilities was 3.30% for the first quarter of 2006 and 2.35% for the same period in 2005.

	Three Months Ended (In thousands)			Three Months Ended (In thousands)
	March 31, 2006			March 31, 2005
	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Loans(1) (2)	$ 114,381	$2,215	7.75%	$ 104,500	$1,789	6.85%
Investment securities(3) (5)	19,621	207	4.22%	14,736	142	3.85%
Federal funds sold	7,828	86	4.39%	4,738	29	2.45%
Total earning assets	141,830	2,508	7.07%	123,974	1,960	6.32%
Other assets	8,048			7,595
Total Assets	149,878			131,569

Interest-bearing deposits	116,093	926	3.19%	101,267	558	2.20%
Borrowings	11,161	125	4.48%	10,091	95	3.77%
Total Interest Bearing Liabilities	127,254	1,051	3.30%	111,358	653	2.35%
Non-Interest Bearing Deposits	11,984			10,167
Other liabilities	728			717
Total Liabilities	139,812			122,232
Total Stockholders' Equity	10,066			9,337
Total Liabilities and Stockholders' Equity	149,878			131,569
Net interest income		$1,457			$1,307
Net interest spread			3.77%			3.97%
Net interest margin(4)			4.11%			4.22%

(1)	Gross of allowance for loan losses
(2)	Includes average non-accrual loans
(3)	Excludes unrealized losses
(4)	Net interest income divided by total earning assets
(5)	Interest income on investment securities is presented on a tax-effected basis using a 38% income tax rate and a 20% TEFRA disallowance

Our profitability is dependent to a large extent upon net interest income, which is the difference between our interest income on interest-earning assets and interest expense on interest-bearing liabilities. Within the past 12 months, interest rates have begun to increase in steady increments applied by the Federal Reserve Bank. We will be affected by changes in levels of interest rates and other economic factors beyond our control, particularly to the extent that such factors affect the overall volume of our lending and deposit activities. A sudden increase in interest rates could have an adverse impact on our net income through a narrower interest margin and reduced lending volume. While the overall lending volume has not been particularly affected by rising rates, the net interest margin, as previously noted, has been impacted.

Our Asset/Liability Committee (“ALCO” committee) follows the Asset/Liability Management Policy approved by the board of directors. The ALCO committee is scheduled to meet at least quarterly or more often as considered necessary to discuss asset/liability management issues and make recommendations to the board of directors regarding prudent asset/liability management policies and procedures. Some of the issues the ALCO committee considers include: local and national economic forecasts; interest rate forecasts and spreads; mismatches between the maturities of our assets (loans, and investments) and liabilities (deposits); anticipated loan demands; and our liquidity position.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. As of March 31, 2005, we had a negative gap for the next twelve month period.

Provision for Loan Losses

Provision for loan losses was $95,000 for the first quarter of 2006, compared to $42,000 for the first quarter of 2005. The balance of the allowance for loan losses at March 31, 2006 was $1.47 million (1.23% of gross loans) compared to $1.27 million (1.17% of gross loans) at December 31, 2005. Net charge-offs for the first quarter of 2006 were $32,000 compared to $72,000 for the first quarter of 2005. As a percentage of average loans, the annualized rate of net charge-offs was 0.11% for the first quarter of 2006 compared to a 0.28% ratio for the same period 2005.

Analysis of the Allowance for Loan Losses
For the Three Months Ended March 31,
	2006	2005
Average Loans Outstanding	$114,381	$104,500
Allowance at beginning of period	1,406	1,271

Charge-offs:
Commercial, financial and agricultural
Real Estate - construction
Real Estate - mortgage		57
Installment - consumer
Other	38	19
Total charge-offs	38	76

Recoveries:
Commercial, financial and agricultural	1
Real Estate - construction
Real Estate - mortgage		3
Installment - consumer	5	1
Other
Total Recoveries	6	4

Net charge-offs	32	72
Provision for loan losses	$ 95	$ 42
Balance at end of period	$ 1,469	$ 1,241
Ratio of net charge-offs during the period to average loans outstanding during the period	0.03%	0.07%

As of March 31, 2006, management's review of the allowance for loan losses concluded that the balance was adequate to provide for potential losses based upon an evaluation of risk in the loan portfolio. Despite our credit standards, internal controls, and continuous loan review process, the inherent risk in the lending process results in periodic charge-offs. Through the provision for loan losses, we maintain a reserve for loan losses that management believes is adequate to absorb losses within the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination procedures, periodically review our reserve for loan losses, and based on their judgment may require the us to recognize additions to the reserve for loan losses. Management completes a formal analysis of the reserve for loan losses adequacy on a monthly basis. A portion of this analysis is maintained as an unallocated reserve to recognize the imprecision in estimating the allowance for loan losses. Management strives on an ongoing basis to identify potential problems in its loan portfolio, resulting in more specific analysis of reserve amounts for specific loans and less amounts for unallocated reserve amounts.

Non-Interest Income

Total non-interest income was approximately $276,000 for the first quarter of 2006 compared to $186,000 for the same period in 2005. This increase is attributed to an increase in service charges on deposit accounts, gains on sales of repossessed assets, and a gain on sale of an investment security.

Non-Interest Expense

Non-interest expense totaled approximately $1.4 million for the first quarter of 2006 as compared to $1.1 million during the first quarter of 2005. Non-interest expense (annualized) as a percent of total average assets was 3.81% for the first quarter of 2006 compared to 3.36% for the first quarter of 2005. The increase in non-interest expense during the first quarter of 2006 as compared to the same period in 2005 can be primarily attributed to increases in salaries and employee benefits, net occupancy expense, data processing expenses, and other expenses. These categories mainly all increased due to expenses associated with growth strategies and the opening of two additional offices at year-end 2005.

Income Taxes

We recognize income taxes under the asset and liability method established in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of our assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. Our deferred tax assets are reviewed quarterly and adjustments to such assets are recognized as deferred income tax expense or benefit based on management's judgment relating to the realizability of such assets.

We recognized income tax expense of $78,000 and $123,000 for the first quarter of 2006 and 2005, respectively. Our effective income tax rate was 37.1% for the first quarter of 2005 and 35.4% for the first quarter of 2005.

Balance Sheet Analysis - Comparison of March 31, 2006 to December 31, 2005

Assets totaled $154.5 million at March 31, 2006 as compared to $147.0 million at December 31, 2005, an increase of 5.1%. The primary categories of asset growth were a $9.6 million increase in loans and an additional $1.2 million increase in other assets (other real estate for future expansion). We purchased a parcel of property in Maryville, Tennessee with an existing structure which will be renovated into a branch location by year-end 2006.

Investment Securities

Investment securities were approximately $19.1 million, or 12% of total assets, at March 31, 2006, an increase of $388,000 from December 31, 2005. We purchased $2.1 million in investment securities during the first quarter of 2006, while maturities, calls, sales and principal pay-downs provided cash of $1.6 million.

The investment portfolio is comprised of U.S. Government and federal agency obligations and mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation (FHLMC), the Federal Home Loan Bank (FHLB), the Federal Farm Credit Bank (FFCB), the Government National Mortgage Association (GNMA) and the Federal National Mortgage Association (FNMA). We also invest in tax-free, bank-qualified state, county and municipal bonds, and investment grade corporate debt securities. Mortgage-backed issues comprised 27.8% of the portfolio at March 31, 2005 and 27.1% at December 31, 2005.

At March 31, 2006 and December 31, 2005, 100% of our portfolio was classified as available for sale and is reflected on the balance sheet at fair value with net unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable deferred income taxes. The unrealized loss on investment securities available for sale was $255,000 at March 31, 2006, compared to an unrealized loss of $176,000 as of December 31, 2005, primarily a result of changes in the bond market. The fair value of securities fluctuates with the movement of interest rates. The recent rising interest rate environment has directly influenced these changes within the bond portfolio. Generally, during periods of decreasing interest rates, the fair values increase whereas the opposite may hold true when interest rates rise.

Loans

During the first quarter of 2006, loans increased $2.5 million to $103.7 million at March 31, 2005.

Loans by Type
	March 31, 2006	December 31, 2005
Commercial, financial and agricultural	$37,272	$33,719
Real estate - construction	27,120	25,610
Real estate - mortgage	38,470	36,144
Installment loans to individuals	16,635	14,406
Loans, gross	$119,497	$109,879
Less:
Allowance for loan losses	(1,469)	(1,406)
Unearned loan fees	(108)	(127)
	$117,920	$108,346

Included in the above may be loans which have been classified as impaired, pursuant to the adoption of SFAS No. 114.

Non-Performing Assets
	March 31, 2006	December 31, 2005
Non-accrual loans(1)	$ 438	$ 282
Loans past due greater than 90 days and still accruing interest (2)	21	185
Restructured loans(3)	175	125
Other real estate owned	0	0
Total Non-Performing Assets	$ 634	$592

(1) Included in non-accrual loans are $210,000 and $101,000 of loans considered impaired as of March 31, 2006 and December 31, 2005, respectively.
(2) Loans past due 90 days or more and still accruing interest which were considered impaired as of March 31, 2006 totaled $18,000.
(3) Restructured loans as of March 31, 2006 includes $116,000 considered impaired.

A loan is generally placed on non-accrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days, however, are placed on non-accrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as non-accrual are recorded as a reduction of principal as long as doubt exists as to collection. We had no Other Real Estate Owned as of March 31, 2006, or December 31, 2005. We have two relationships that are considered restructured as defined by accounting standards. The classification as restructured was brought on by changes in the terms of the loans precipitated by deterioration in the borrowers’ financial condition.

Deposits

Deposits grew approximately $7.6 million to $132.5 million at March 31, 2006 from $124.8 million at December 31, 2005. This increase was a result of the attraction of certificates of deposit and Money Market accounts through a marketing campaign for our two new branch locations. Core deposits, which include regular savings, money market, NOW and demand deposits, were $61.0 million, or 46.0% of total deposits, at March 31, 2006. Core deposits were 45.9% of total deposits at December 31, 2005. Time deposits totaled $71.6 million at March 31, 2006, an increase of approximately $4.0 million from $67.6 million at December 31, 2005.

Deposit Balances By Type
	March 31, 2006	December 31, 2005
Demand Deposits:
Non-interest bearing demand accounts	$ 10,718	$ 11,864
NOW and money market accounts	46,580	42,064
Savings accounts	3,575	3,323
Total demand deposits	60,873	57,251
Term Deposits:
Less than $100,000	42,783	41,660
$100,000 or more	28,795	25,922
Total Term Deposits	71,578	67,582
Total Deposits	$ 132,451	$ 124,833

Capital

During the first quarter of 2006, stockholders' equity increased $120,000 to $10.1 million. Stockholders’ equity of $10.1 million was due primarily to net income of $132,000, offset by a decline in accumulated other comprehensive income of $50,000.

Regulatory Capital
TnBank
(Wholly-Owned Subsidiary of Tennessee Valley Financial Holdings, Inc.)

	March 31, 2006
	Bank	Well Capitalized Levels	Minimum Regulatory Requirement

Tier 1 Capital as a percentage of risk-weighted assets	9.9%	6.0%	4.0%

Total Capital as a percentage of risk-weighted assets	11.1%	10.0%	8.0%

Tier 1 capital to average assets	8.1%	5.0%	5.0%

	December 31, 2005
	Bank	Well Capitalized Levels	Minimum Regulatory Requirement

Tier 1 Capital as a percentage of risk-weighted assets	10.6%	6.0%	4.0%

Total Capital as a percentage of risk-weighted assets	11.9%	10.0%	8.0%

Tier 1 capital to average assets	8.4%	5.0%	5.0%

Liquidity and Capital Resources

Our primary sources of liquidity are deposit accounts, available-for-sale securities, principal and interest payments on loans and investment securities, Fed Fund lines, and Federal Home Loan Bank advances.

At March 31, 2006, we held $19.1 million in available-for-sale securities. Deposits increased approximately $7.6 million during the first quarter of 2006. We had $4.0 million of available federal funds lines and approximately $9.2 million of available borrowings from the Federal Home Loan Bank as of March 31, 2006.

We can also enter into repurchase agreement transactions should the need for additional liquidity arise. At March 31, 2006, the Company had $361,000 in repurchase agreement balances outstanding.

At March 31, 2006, we had capital of $10.1 million, or 6.6% of total assets as compared to $10.0 million, or 6.8% at December 31, 2005. Tennessee chartered banks that are insured by the FDIC are subject to minimum capital maintenance requirements. Regulatory guidelines define the minimum amount of qualifying capital an institution must maintain as a percentage of risk-weighted assets and average total assets.

Results of Operations for the Years Ended December 31, 2005 and 2004

General

We achieved net income of $935,000 for 2005 compared to $958,000 for 2004, a decrease of 2%. On a per share basis, we earned $1.75 per common share in 2005 compared to $1.80 per common share in 2004. The slight decrease in net income for 2005 can be attributed primarily to increases in interest expense, provision for loan losses, and non interest expense. Interest expense increased to $3.2 million in 2005 compared to $2.0 million in 2004. Provision expense for 2005 totaled $551,000 compared to 2004 expense of $229,000. Non-interest expense increased $449,000 from 2004. The increases in non-interest expense primarily relate to growth in overhead brought on by the growth in assets of the Bank. Offsetting the increase in interest expense was an increase of $1.9 million in interest income aided by a rising rate environment. Non interest income slightly improved with a $77,000 increase in 2005. Net interest income increased $659,000 or 13% in 2005 as compared to 2004, primarily as a result of growth in earnings assets, particularly Federal Funds Sold and loans.

The table below presents certain key ratios.
Schedule I
Return on Assets and Equity
	2005	2004
Return on average assets	0.67%	0.82%
Return on average equity	8.36%	10.85%
Dividend payout ratio	16.04%	14.44%
Average equity to average assets	8.06%	7.54%

Earning Assets, Sources of Funds and Net Interest Income

Schedule II presents an analysis of interest earning assets and interest bearing liabilities for the years ended December 31, 2005 and 2004.

Schedule II
Average Balances, Interest and Rate/Yield
	2005			2004
	Average Balance(1)	Interest (2)	Average Yield/Rate	Average Balance (1)	Interest (2)	Average Yield/Rate
Assets
Federal funds sold	$ 6,353	$ 201	3.16%	$ 1,318	$ 18	1.37%
Investment securities:
Available for sale:
Taxable	10,696	364	3.40%	9,115	289	3.17%
Tax exempt	6,279	302	4.81%	5,268	266	5.05%

FHLB Stock	587	27	4.60%	562	23	4.09%
Gross loans, including fees	107,315	7,884	7.35%	94,204	6,318	6.71%
Total interest earning assets	131,230	$ 8,778	6.69%	110,467	$ 6,914	6.26%
Cash and due from banks	2,498			2,028
All other assets	6,574			5,986
Less:
Reserve for loan losses	1,317			1,257
Unearned fees and interest	135			130
Total Assets	$ 138,850			$ 117,094

Liabilities and Shareholders' Equity
Interest bearing deposits:
Time deposits	$ 60,422	$ 2,054	3.40%	$ 45,515	$ 1,214	2.67%
Other deposits	46,097	671	1.46%	43,467	408	0.94%
FHLB advances and repurchase agreements and other	10,896	368	3.38%	9,392	362	3.85%
Total interest-bearing liabilities	$ 117,415	$ 3,093	2.63%	$ 98,374	$ 1,984	2.02%
Non-interest bearing deposits	10,850			9,296
Cost of funds			2.41%			1.84%
All other liabilities	893			595
Shareholders' equity	9,686			8,764
Unrealized gain (loss) on available for sale securities	6			65
Total Liabilities and Shareholders' Equity	$ 138,850			$ 117,094

Net interest spread			4.28%			4.42%

Net interest margin			4.33%			4.46%

_______________

(1)	Average Balances were computed averaging daily balances for the time specified.
(2)	Interest is computed based on a tax equivalent basis for tax exempt securities.

As seen from Schedule II, average interest earning assets grew $20.8 million or 19% during 2005 as compared to 2004. Average interest earning assets include loans, investment securities and federal funds sold. The primary component of growth in average interest earning assets was loans, which grew approximately $13.1 million, or 13.9%, in 2005 compared to 2004. Average Federal Funds Sold grew $5.0 million or 382% in 2005 as compared to 2004. Average investment securities (which includes average available for sale taxable and tax-exempt securities and Federal Home Loan Bank Stock) increased approximately $2.6 million in 2005 as compared to 2004.

Average interest bearing liabilities grew $17.5 million or 18% in 2005 as compared to 2004. Average interest bearing liabilities include deposits, advances from the Federal Home Loan Bank, which we refer to as the “FHLB.” and other borrowings. During 2005, average total deposits grew $17.5 million or 20% as compared to 2004. The majority of the average deposit growth during 2005 came from other time deposits, which include Certificates of Deposits. The notable increase in time deposits is primarily due to several deposit promotional programs.

The yield on average interest earning assets increased 43 basis points during 2005 to 6.69%. The primary reason for this increase can be attributed to the continued rising rate environment. The incremental raising of key interest rates by the Federal Reserve which began in July 2004 has continued through 2005. By December 2005, the Prime rate had increased 200 basis points from year-end 2004 to 7.25%. The yield on earning assets has benefited by the immediate upward adjustment of rates on our loans tied to prime rate, as well as the addition of new loans added at higher rates in the current rising rate environment.

The yield on loans for 2005 was 7.35%, an increase of 64 basis points as compared to 2004. The performance of the loan portfolio can be primarily attributed to the rising interest rate environment previously noted. New loans made during 2005 generally carried higher yields than loans originated in 2004. Yields on taxable investment securities increased 23 basis points while yields on tax-exempt securities (computed on a tax-equivalent basis) declined 24 basis points during 2005 as compared to 2004. The decline in yield on tax exempt investment securities can be attributed to the maturity or call of high yielding securities. As the balances in these high yielding securities declined, the overall yields were more influenced by newly acquired securities purchased at lower yields. The increase in the yield on taxable investment securities can be attributed to the sales and calls of lower yielding taxable securities while purchasing of higher yielding securities increased. Because of the increase in purchases, interest payments and prepayments (mortgage-backed securities) have increased leading to higher yields on taxable securities. The yield on federal funds increased 179 basis points in 2005 compared to 2004 directly related to the continued increasing interest rate environment.

Our cost of funds increased 57 basis points during 2005 to 2.41%. This level can be attributed primarily to the general interest rate environment described above. Rates on time deposits increased 73 basis points to 3.40% in 2005 as compared to 2004. Other interest-bearing deposits saw rates increase 52 basis points during 2005 to 1.46%. Rates on time deposits increased as lower yielding time deposits matured and were replaced with time deposits carrying higher rates. Other interest bearing deposits do not have contractual maturities; rates on those deposits can be changed at management’s discretion but are subject to competitive pressures and our need for liquidity. Rates on FHLB Advances, repurchase agreements and capital lease obligations increased 7 basis points during 2005 to 3.92% due to the overall interest rate environment. We have a Cash Management Line of Credit with the FHLB which is priced at an overnight interest rate. We anticipate the bank’s overall cost of funds will increase in the near future.

Our net interest margin decreased 13 basis points during 2005 as compared to 2004. Tightening of the net interest margin in 2005 compared to 2004 can be attributed to the addition of a larger volume of time deposits in relation to the addition of loans, our highest yielding earning asset.

Schedule III
Rate Volume Analysis (in thousands)
	2005 vs. 2004
	Increase (decrease) due to change in:
	Average Balance	Rate/Yield	Total
Interest Income
Federal funds sold	136	47	183
Securities available for sale	99	12	111
FHLB stock	1	3	4

Loans, including fees	929	637	1,566

Total interest income	1,165	699	1,864

Interest Expense
Interest-bearing deposits	367	736	1,103
FHLB advances, Repurchase Agreements and other	96	6	102
Total interest expense	463	742	1,205

Net change in net interest income	702	(43)	659

Non-Interest Income

Non-interest income increased approximately $77,000 or 9% in 2005 as compared to 2004 due primarily to increases in fees on loans sold, service charges on demand deposits, and other income. We offer traditional residential mortgage financing through the secondary market. Under this program, we originate residential mortgage loans, which are in turn funded and serviced by secondary market lenders and we receive fees for our loan origination, as well as, relinquish our loan servicing rights. Fees on loans sold increased approximately $27,000 during 2005 as compared to 2004. This increase was due mainly to a continued volume of mortgage refinancing driven by steady favorable mortgage rates. Service charges on demand deposits increased approximately $20,000 during 2005 as compared to 2004 due primarily to an increase in the volume of our deposit accounts and increased ATM fees for non-customers. Other income increased approximately $45,000 during 2005 as compared to 2004 primarily due to increased income realized by our internal investment department.

Non-interest income decreased approximately $546,000 or 40% in 2004 as compared to 2003 due primarily to substantial decrease in fees on loans sold. Fees on loans sold decreased approximately $562,000 during 2004 as compared to 2003. This decrease was a result of the declining volume of mortgage refinancing as compared to 2003. This was mainly due to an increasing rate environment beginning in July 2004. Gains on sales of investment securities AFS were due to investment sales to either meet liquidity needs or transactions aimed at improving the bank’s yield or interest rate risk profile by selling bonds and purchasing others. These proceeds were down approximately $27,000 from 2003. Service charges on demand deposits increased approximately $39,000 during 2004 as compared to 2003 due primarily to an increase in the volume of our deposit accounts. Other income increased approximately $4,000 during 2004 as compared to 2003.

Non-Interest Expense

Non-interest expense increased approximately $449,000, or 11% during 2005 as compared to 2004. This increase is mainly the result of two new branch locations which necessitates growth in non-interest expense to support safe and sound asset growth. One category of non interest expenses had increases of more than 20% from 2004. Data processing fees increased $102,000, or 35%, in 2005 compared to 2004. This increase was mainly due to expenses associated with network enhancement, maintenance, and processing fees for greater volumes of items due to growth factors. Salaries and employee benefits totaled $2.2 million, representing an increase of $239,000. Occupancy costs equaled $542,000, representing an increase of $78,000. Furniture and equipment depreciation and maintenance costs totaled $217,000, an increase of $19,000. Other expenses increased $62,000 over 2004.

Non-interest expense increased approximately $325,000, or 8% during 2004 as compared to 2003. This increase is mainly the result of growth in earning assets which necessitates growth in non-interest expense to support safe and sound asset growth. Two categories of non interest expenses had increases of more than 20% from 2003. These are advertising and promotion (increase of approximately $57,000 or 60%) and legal and professional expense (increase of approximately $59,000 or 64%). Advertising and promotion costs increased mainly due to the relocation of the Knoxville branch to Farragut and the promotional campaigns associated with that move. Legal and professional fees increased mainly increased due to upgrading of our internal audit procedures and costs related to being a publicly held company.

Income Taxes

We recognize income taxes under the asset and liability method established in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of our assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. Our deferred tax assets are reviewed quarterly and adjustments to such assets are recognized as deferred income tax expense or benefit based on management’s judgment relating to the realizability of such assets.

We recognized income tax expense of approximately $487,000 for 2005 compared to approximately $501,000 in 2004 and $584,000 in 2003. Our effective tax rate was 34.20% for 2005 and 34.40% for 2004.

Loan Losses and Credit Risk

The allowance for loan losses is established by charging expense at an amount which will maintain the allowance for loan losses at a level sufficient to provide for potential loan losses. We charge loan losses directly to the allowance when incurred and we credit recoveries to the allowance when realized. We base the amount of provision on past loss experience, management’s evaluation of the loan portfolio under current economic conditions, and other factors as in management’s best judgment deserve current recognition in estimating loan losses. The balance of the allowance for loan losses was $1,405,691 or 1.28% of gross loans outstanding at December 31, 2005. During 2005, the loan loss provision totaled $550,500, an increase of approximately $322,000 as compared to 2004.
Although the net charge-off ratio increased to 0.39% from 2004 and steady loan growth continued, required reserve allocations were alleviated by the payoff of certain classified assets, which were reserved at a higher allocation than loans which are not classified. As of December 31, 2005, management’s review of the allowance for loan losses concluded that the balance was adequate to provide for potential losses based upon an evaluation of risk in the loan portfolio. Despite our credit standards, internal controls, and continuous loan review process, the inherent risk in the lending process results in periodic charge-offs.

Through the provision for loan losses, we maintain a reserve for loan losses that management believes is adequate to absorb losses within the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination procedures, periodically review our reserve for loan losses, and based on their judgment may require us to recognize additions to the reserve for loan losses. Management completes a formal analysis of the reserve for loan losses adequacy on a monthly basis. This formal analysis of the allowance for loan loss reserve segregates the loan portfolio into general and specifically classified categories. Management employs a loan grading system for all loans based on credit quality. Loans in the four lowest categories are considered specifically classified and allocated a higher percentage of potential loan loss than the general loan population. The general loan population is segregated by collateral type and a reserve amount is assigned based on the historical loss ratio and expected future loss potential for that particular collateral type. For specifically classified loans, reserve amounts are assigned based on rates defined in the Bank’s loan policy and consistent with industry standards and regulatory guidance. The rates defined by our loan policy are determined based on a variety of factors including our historical loss experience, industry loss rates, guidance received from previous regulatory examinations, and other factors such as the borrower’s ability to repay the loan and the availability of the collateral. As of December 31, 2005 approximately $848,000 of the loan portfolio was considered specifically classified with approximately 14% of the allowance for loan losses related to these loans. We assigned the remaining 86% of the allowance for loan losses to the general population of loans.

Included in management’s formal analysis of the allowance for loan losses are loans considered impaired as provided in Statement of Financial Accounting Standards No. 114 “Accounting by Creditors for Impairment of a Loan.” A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment losses are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the underlying collateral. Loans in our lowest three adversely classified categories are considered for impairment. Due to the relatively small size of our loan portfolio, management considers each individual loan specifically for impairment. The allowance for loan losses related to impaired loans amounted to approximately $191,000 as of December 31, 2005 and $173,000 as of December 31, 2004. Schedules IV and V present a summary of our loan loss experience and reserve analysis during 2005 and 2004.

Schedule IV
Analysis of Loan Loss Reserve (in thousands)
	The year ended December 31,
	2005	2004
Balance at Beginning of Period	$ 1,271	$ 1,283
Charge-Offs:
Commercial, financial and agricultural	2	28
Real Estate - construction
Real estate - mortgage	240	63
Installment - consumer	205	182
Other	-	-
Total charge-offs	447	273

Recoveries:
Commercial, financial and agricultural	-	-
Real Estate - construction	-	-
Real estate - mortgage	30	5
Installment - consumer	1	27
Other	-	-
Total recoveries	31	32
Net charge-offs	416	241
Provision for loan losses	551	229

Balance at the End of Period	$ 1,406	$ 1,271

Ratio of net charge-offs to average loans outstanding	0.39%	0.26%

Schedule V
Allocation of Loan Loss Reserve (In thousands)
	For the year ended December 31,
	2005		2004
	$ Allocation	% Allocation	$ Allocation	% Allocation
Commercial, financial and agricultural	592	42%	450	35%
Real Estate - construction	22	2%	30	2%
Real estate - mortgage	577	41%	644	51%
Installment - consumer	215	15%	146	12%
Other	-	0%	-	0%

Total	$ 1,406		$ 1,270

Summary of Loans and Non-Performing Assets

Non-performing assets consist of
(a) loans no longer accruing interest due to doubts about future collectibility;
(b) loans more than 90 days past due for the last principal or interest payment;
(c) loans restructured due to the borrower’s inability meet the contractual loan terms; and
(d) other real estate owned by us, taken originally as loan collateral.
Schedule VI presents the amounts of non-performing assets at December 31, 2005 and 2004.

Schedule VI
Non-Performing Assets (in thousands)
	December 31,
	2005	2004
Non-accrual loans (1) (3)	$ 283	$ 546
Loans past due greater than 90 days and still accruing interest (2) (3)	10	0
Restructured loans (3)	125	257
Other real estate owned	0	335

Total Non-Performing Assets	$ 418	$ 1,138

(1)	Included in non-accrual loans is approximately $283,000 and $546,000 of loans considered impaired as of December 31, 2005 and 2004, respectively.
(2)
Loans past due 90 days or more and still accruing interest which were considered impaired as of December 31, 2005 totaled $10,000. There were no loans in this category at December 31, 2004. At December 31, 2005 approximately $185,000 of loans considered restructured were considered impaired.

(3)
Footnotes (1) and (2) disclose the amount of impaired loans in the categories presented in Schedule VI. At December 31, 2005 and 2004 respectively, there were $848,000 and $791,000 in loans considered impaired which were not in non-accrual status or were not past due 90 days or more and still accruing interest or were not considered restructured. These loans were considered impaired due to factors known to management which raised concerns about our ability to collect amounts due under the applicable loan agreement. Factors such as a known deterioration in the borrower’s financial condition or collateral position are considered in the decision to evaluate and recognize loans as being impaired.

We determine loans to be non-accruing when we determine that our ability to collect the unpaid balance of these loans is highly unlikely due to the financial position of the borrower and general economic conditions. Management makes this determination of classification on a case by case basis for problem loans. Generally, we review each loan 90 days or more past due monthly and we place on non-accrual status the loans for which we determine collection is doubtful. During 2005, we would have earned approximately $22,000 on loans in non-accrual status had these loans been current in accordance with their terms.

Loans are determined to be 90 days delinquent when such a period of time has elapsed since the last required payment of principal or interest was made. At such time, we consider whether to place the loan on non-accrual status. However, until we make this classification, interest will continue to accrue.

Non-accrual loans decreased to approximately $282,000 as of December 31, 2005 compared to $546,000 as of December 31, 2004. The decrease in non-accrual loans is due primarily to management’s identification and monitoring of these credits along with diligent collection processes. Of the loans in non-accrual status as of December 31, 2004, $36,000 were charged off during 2005. Additionally, $476,000 were removed from nonaccrual status per payoffs, restructuring, or foreclosure while $23,000 remained in non-accrual status as of December 31, 2005, although this loan had paid down approximately $10,000 during 2005. Therefore, the loans in non-accrual status as of December 31, 2005 include approximately $23,000 in loans which were non-accrual as of December 31, 2004 and approximately $260,000 in loans added to non-accrual status during 2005. There was one loan totaling $10,000 that was past due over 90 days and still accruing interest as of December 31, 2005. It is our policy to place loans on non-accrual after they reach 90 days past due unless the loan is well collateralized.

Net charge-offs increased to $416,000 during 2005 as compared to $241,000 in 2004. The ratio of net charge-offs to average loans was 0.39% for 2005 and 0.26% for 2004. Increased charge-offs were primarily recognized due to overall loan volume growth and the fact that more inherent risks are present as the loan portfolio expands.

Loans increased $7.1 million to $108.3 million as of December 31, 2005 as compared to December 31, 2004. Management attributes this continued growth to a favorable interest rate environment, aggressive growth in the Knoxville market and the strong effort of our lending personnel. The primary categories of growth were construction and land development. commercial and industrial, and consumer loans.

Schedule VII
Loans by Type (in thousands)
	December 31,
	2005	2004
Loans secured by real estate:
Commercial properties	$ 15,209	$ 14,419
Construction and land development	25,610	23,552
Residential and other properties	36,143	38,320
Total loans secured by real estate	76,962	76,291

Commercial and industrial loans	18,510	14,778
Consumer loans and other	14,407	11,566
	109,879	101,635
Less: Allowance for loan losses	(1,406)	(1,271)
Unearned loan fees	(127)	(137)
	$ 108,346	$ 101,227

Investment Securities

Investment securities were $18.7 million as of December 31, 2005 compared to $14.7 million as of December 31, 2004. At December 31, 2005 and 2004, all of our investment securities were classified available for sale. During 2005, $10.3 million in available for sale securities were purchased as compared to $6.6 million in purchases of available for sale securities in 2004. Maturities and calls of investment securities and principal payments received from mortgage-backed securities totaled $1.8 million in 2005 and $3.4 million in 2004. Proceeds from the sale of available for sale securities totaled $4.3 million, with gross gains on these sales of $21,842 and gross losses of $15,762. Proceeds from the sale of available for sale securities in 2004 totaled $2.2 million, with gross gains on the sales of $24,227 and gross losses of $2,752. These sales were used to fund loan demand and to reinvest funds in higher yielding investment securities. The unrealized loss on available for sale securities was $175,756 at December 31, 2005 compared to an unrealized gain of $74,569 at December 31, 2004. The fair value of debt securities fluctuates with the movement of interest rates. Generally, during periods of declining interest rates, the fair value of debt securities increases whereas the opposite may hold true in a rising interest rate environment.

The investment portfolio is primarily comprised of U.S. Government and federal agency obligations and mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation, the FHLB, the Federal Farm Credit Bank , the Government National Mortgage Association , Small Business Administration and the Federal National Mortgage Association; bank-qualified, investment-grade state, county and municipal bonds; and corporate debt securities. Our investment policy prohibits us from investing in state, county and municipal bonds rated Baa or lower by Moody’s or BBB by S&P. Mortgage-backed issues comprised 31% of the portfolio at December 31, 2005 and 32% at December 31, 2004. Schedule VIII sets forth the maturity of the securities held in the investment portfolio as of December 31, 2005:

Schedule VIII
Maturities of Securities at December 31, 2005

($ in thousands)	Due in One Year or Less		Due After One Year Through Five Years		Due After Five Years Through Ten Years
Securities available for sale:	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 497	3.00%	$ 4,183	3.97%	$ 1,271	4.44%
Mortgage-backed and related securities	30	6.08%	368	4.47%	831	4.65%
Obligations of state and political subdivisions	-		258	7.80%	2,547	6.04%
Corporate debt securities	-				-

Total debt securities	$ 530	3.18%	$ 4,809	4.21%	$4,649	5.35%

($ in thousands)	Due After Ten Years		Total
Securities available for sale:	Amount	Yield	Amount	Yield
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 199	6.23%	$ 6,150	4.08%
Mortgage-backed and related securities	4,594	4.50%	5,823	4.53%
Obligations of state and political subdivisions	3,943	5.83%	6,748	5.97%
Corporate debt securities	-

Total debt securities	$ 8,736	5.14%	$ 18,721	4.91%

Asset/Liability Management and Interest Rate Risk Management

Asset/liability management is the process of planning, implementing and controlling the mix and maturity features of our interest bearing assets and liabilities to maximize net interest margin and minimize the risk of negative effects on net interest margin by changes in market interest rates. One tool utilized in our asset liability management process is the Interest Rate Sensitivity Analysis presented in Schedule IX. The Interest Rate Sensitivity Analysis evaluates gaps between repricing frequencies of our interest earning assets and interest bearing liabilities. As seen from this analysis, we are in a negative gap position in both repricing categories through three months to one year. This could result in a decline in net interest should interest rates decline. Management continually monitors the asset liability position and takes corrective measures where possible.

Schedule IX
Interest Rate Sensitivity Analysis (in thousands)
As of December 31, 2005

	Within 3 months	3 months to 1 year	1 to 5 years	After 5 years	Total
Earning Assets:
Loans	$ 50,165	$ 8,683	$49,989	$ 1,042	$ 109,879
Investment securities	1,090	2,069	7,025	8,537	18,721
Federal funds sold	8,338				8,338
Total earning assets	59,593	10,752	57,014	9,579	136,938

Interest Bearing Liabilities:
Interest bearing deposits	51,782	14,167	47,020	-	112,969
Borrowings	3,491		7,562		11,053
Total interest bearing liabilities	55,273	14,167	54,582	-	124,022
NOW & MMDA	20,013				20,013
Savings	1,199				1,199
Time Deposits	7,940	23,808	9,953	-	41,701
Total Deposits	34,511	23,808	9,953	-	68,272

Repricing Gap	4,320	(3,415)	2,432	9,579	12,916
Repricing Gap as a percentage of earning assets	3.2%	-2.5%	1.8%	7.0%
Cumulative repricing gap	4,320	905	3,337	12,916
Cumulative repricing gap as a percentage of earning assets	3.2%	0.7%	2.4%	9.4%
Management has made the following assumptions in this interest rate sensitivity analysis:
1.	Assets and liabilities are generally assigned to a period based upon their earliest repricing opportunity, when such repricing opportunity is before the contractual maturity.
2.	Non-accrual loans are included in the loan category.
3.
Investment securities are scheduled for repricing based on their earliest repricing date; however, callable agency securities are only considered repriced at the call date if the security is at market value.

Liquidity and Capital Resources

Our primary sources of liquidity are deposit balances, available-for-sale securities, principal and interest payments on loans and investment securities, Fed Fund lines, and FHLB advances.

At December 31, 2005, we held $18.7 million in available-for-sale securities. Deposits increased $20.0 million during 2005. We had $5.0 million in available federal funds lines and approximately $8.0 million in potentially available borrowings from the FHLB as of December 31, 2005.

We utilize various types of other borrowings to help fund balance sheet growth and mitigate our interest rate risk. The primary source of other borrowings is through the FHLB which has many different types of borrowing structures available to member banks. As of December 31, 2005 we had $8.5 million in outstanding advances with the FHLB. We had $500,000 in fixed rate advances which offer fixed interest rates on balances that are due at maturity. We had $8.0 million in Convertible Fixed Rate Advances, which we refer to as “CFR,” outstanding. CFR advances offer fixed rates of interest for an initial term, then may convert, at the FHLB’s option to a floating rate. Due to the optionality of these advances, they do inherently carry more interest rate risk than fixed rate advances. We also maintain a Cash Management Advance, which we refer to as “CMA,” with the FHLB to meet short term liquidity needs. The CMA line of credit, which was established in 2001, is for amounts up to $8.0 million and expires annually. As of December 31, 2005 we did not have an outstanding balance under our CMA line of credit.

We can also enter into repurchase agreement transactions should the need for additional liquidity arise. At December 31, 2005, we had $274,000 in repurchase agreements outstanding.

At December 31, 2005, the bank had qualifying capital of $13.3 million, or 11.9% of total risk-based assets as compared to $10.3 million, or 10.1% at December 31, 2004. Tennessee chartered banks that are insured by the FDIC are subject to minimum capital maintenance requirements. Regulatory guidelines define the minimum amount of qualifying capital an institution must maintain as a percentage of risk-weighted assets and average total assets.

In March 2005, we formed Tennessee Valley Statutory Trust I (“the Trust”). The Trust issued $2.0 million of trust preferred securities as part of a pooled offering of such securities. We issued $2.1 million subordinated debentures to the Trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the Trust. The debentures pay interest quarterly at 6.75%. We may redeem the subordinated debentures, in whole or part, beginning June 2010 at a price of 100% of face value. On this date, if the debentures are not redeemed, the interest converts to a variable rate due quarterly at the three-month LIBOR rate plus 2.00% adjusted quarterly. The subordinated debentures must be redeemed no later than 2035. We used the proceeds of this offering to support present growth trends and future growth strategies.

The footnotes to the audited financial statements enclosed contain further discussion of regulatory capital requirements. For further information, please refer to Note 12 of those audited financial statements.

Impact of New Accounting Standards

Statement of Position (SOP) 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences relate to a deterioration of credit quality. The SOP also prohibits companies from “carrying over” or creating a valuation allowance in the initial accounting for loans acquired that meet the scope criteria of the SOP. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP is not expected to have a material impact on our financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first interim reporting period that begins after June 15, 2005. Accordingly, we will adopt SFAS No. 123(R) commencing with the quarter ending March 31, 2006. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income would have decreased by approximately $32,693 for the fiscal year ended December 31, 2005 and $973 for the fiscal year ended December 31, 2004.

    On December 15, 2005, the FASB issued “SOP 94-6-1-Terms of Loan Products That May Give Rise to a Concentration of Credit Risk” which addresses the disclosure requirements for certain nontraditional mortgage and other loan products, the aggregation of which may constitute a concentration of credit risk under existing accounting literature. The FASB’s intentions were to reemphasize the adequacy of such disclosures and noted that the recent popularity of certain loan products such as negative amortization loans, high loan-to-value loans, interest only loans, teaser rate loans, option adjusted rate mortgage loans and other loan product types may aggregate to the point of being a concentration of credit risk to an issuer and thus may require enhanced disclosures under existing guidance. This SOP was effective immediately. We have evaluated the impact of this SOP and have concluded that the disclosures contained in our financial statements are consistent with the objectives of the SOP.

Business

General

Tennessee Valley Financial Holdings, Inc. is a Tennessee business corporation formed for the purpose of acquiring TNBank, a Tennessee banking corporation, which we refer to as the Bank by means of a share exchange thereby becoming a registered bank holding company under the Federal Reserve Act. On April 30, 2002, the shareholders of the Bank approved a plan of share exchange under which they exchanged their shares of the Bank, on a one for one basis, for our common shares. The exchange became effective on May 9, 2002. Our only activity is owning the Bank.

The Bank commenced operations as a state chartered bank on May 30, 1995. The Bank’s deposit accounts are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof. The Bank is not currently a member of the Federal Reserve System. The Bank has its main office and four branch locations, one in Oak Ridge and two located in Knoxville and one in Maryville.

Our customer base consists of small to medium sized businesses in industries like retail, manufacturing, distribution, and residential real estate construction as well as professionals like doctors, lawyers and accountants. We also serve consumers with our various banking services and products, such as residential real estate mortgages. Our lending activities consist mainly of residential real estate loans, commercial loans and loans to consumers. The majority of our loans are collateralized by real estate. Additionally, we will secure loans with automobiles, commercial equipment, inventory, accounts receivable and other types of collateral. We will also make unsecured loans, but typically only on a limited basis. To mitigate the inherent risk involved in lending activities, we employ a risk management program aimed at identifying, recognizing and reducing these risks where possible.

We offer long term, fixed rate mortgage loans to our customers. Through relationships we have with secondary market investors, we originate mortgage loans and subsequently sell them to secondary market investors for which we receive fee income. We do not retain any servicing rights on these loans sold.

We offer a wide variety of competitive retail and commercial banking services. We offer deposit services including various types of checking, savings, money market, certificate of deposit and individual retirement accounts. Our lending services include consumer installment loans, various types of mortgage loans, personal lines of credit, home equity loans and lines of credit, real estate construction and various types of customized commercial loans to small and medium sized businesses and professionals. We also offer safe deposit box, drive-thru and automated teller machine (ATM) services. We are a merchant depository for credit card drafts under VISA and MasterCard. We also offer banking services for our customers on the internet at our World Wide Web address, www.tnbank.net. Customers enrolled in the internet banking product can check balances and activity for their deposit and loan accounts, transfer funds between accounts, pay bills electronically, and access other typical internet banking services. We have has trust powers but do not have a trust department presently. We offer retail investment services through a broker/dealer relationship with Linsco/Private Ledger Corporation. These services include brokerage transactions in common stocks, mutual funds and bonds, as well as financial planning services.

The Bank is subject to the regulatory authority of the Tennessee Department of Financial Institutions, which we refer to as the “TDFI” and the Federal Deposit Insurance Corporation, which we refer to as the “FDIC.”

 Market Area

Our primary service area encompassing Anderson, Roane Knox, and Blount Counties, includes the cities of Oak Ridge in Anderson and Roane Counties, Clinton in Anderson County, Knoxville and Farragut in Knox County, and Maryville and Alcoa in Blount County. Oak Ridge has long been known for its intellectual resources and strong educational system. The city has been long recognized as a research center, in a large part due to the Oak Ridge National Laboratory and the United States Department of Energy facilities that began during the Manhattan Project. Oak Ridge’s population has remained at around 28,000 people for several years. Much of the Oak Ridge economy is related to the federal facilities located here associated with the United States Department of Energy. This makes the Oak Ridge economy somewhat more reliant upon federal budget appropriations, political decisions and international events than typical economic factors. During the early 1990’s, these facilities saw reductions in their workforce but recently have had steadier levels of employment.

Employees

At December 31, 2005 we had 63 full-time employees. Our employees are not represented by any union or other collective bargaining agreement and we believe our employee relations are satisfactory.

Loan Activities

General. Our primary business emphasis is on making commercial business, commercial real estate and consumer loans. As of December 31, 2005, the net loan portfolio totaled $108.3 million, or 74% of total assets.

Loan Underwriting. Loan activities are subject to underwriting standards and loan origination procedures prescribed by the board of directors and management. We obtain loan applications to determine the borrower's ability to repay, and we verify the more significant items on these applications through the use of credit reports, financial statements and confirmations. Our loan policy for real estate loans generally requires that collateral be appraised by an independent, outside appraiser approved by the board of directors.

Loans are approved at various management levels up to and including the board of directors, depending on the amount of the loan. Loan approvals are made in accordance with delegated authority approved by the board of directors. Generally, loans less than $200,000 are approved by certain authorized officers. The President has individual loan authority up to $200,000. Generally, loans over $200,000 require approval by a committee of the board of directors.

General Loan Policies. For real estate loans, our policy is to have a valid mortgage lien on real estate securing a loan and to obtain a title insurance policy on loans in excess of $100,000, which insures the validity and priority of the lien. Borrowers must also obtain hazard insurance policies prior to closing, and when the property is in a flood prone area, we require flood insurance. Some real estate loans also require the borrower to advance funds on a monthly basis, together with each payment of principal and interest, to a mortgage escrow account from which we make disbursements for items like real estate taxes and property insurance.

It is our policy to lend up to 90% of the appraised value of the real property securing a mortgage loan. However, we periodically originate loans exceeding this level based on mitigating circumstances and other credit factors. These credits are approved as loan-to-value exceptions and reported to the board of directors accordingly. The loan-to-value ratio on a home secured by a junior lien generally does not exceed 90% of the collateral, including the amount of the first mortgage. With respect to home loans granted for construction or combination construction/permanent financing, we will lend up to 90% of the appraised value of the property on an “as completed” basis. The loan-to-value ratio on multi-family residential and commercial real estate loans is generally limited to 80% of value. Consumer loans are considered to be loans to natural persons for personal, family or household purposes, and these loans may be unsecured or secured by real or personal property.

The maximum amount, as defined by TDFI’s Legal Lending Limit standards, which we could have loaned directly to any one borrower as of December 31, 2005, was approximately $2.9 million. Our largest loan relationship is approximately $2.0 million consisting of several loans secured by commercial real estate and residential real estate, which were made prior to December 31, 2005.

Interest rates charged on loans are affected principally by competitive factors, the demand for loans and the supply of funds available for lending purposes. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and government budgetary matters.

Residential Real Estate Loans. We currently originate fixed-rate residential mortgage loans and adjustable rate mortgage loans for terms of up to 30 years. As of December 31, 2005, $36.5 million or 33% of the total loan portfolio consisted of one-to-four family residential real estate loans. As of this date, approximately $5.7 million, or 16% of these loans were adjustable rate mortgage loans.

Consumer Loans. We make various types of consumer loans, including automobile and boat loans, but primarily home equity loans. We originate consumer loans to provide a range of financial services to customers and create stronger ties to our customers. In addition, the shorter term and normally higher interest rates on these loans help maintain a profitable spread between our average loan yield and our cost of funds. The terms of consumer loans generally range from one to five years. Underwriting standards for consumer loans include an assessment of the applicant's repayment history on other debts and ability to meet existing obligations and payments on the proposed loans. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, to the proposed loan amount. Consumer loans generally involve more credit risks than mortgage loans because of the type and nature of the collateral or absence of collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability, and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. As of December 31, 2005, consumer loans amounted to $14.1 million or 13% of the total loan portfolio.

Commercial Business Loans. Commercial loans are business loans that are not secured by real estate and are dependent on business cash flows for repayment. At December 31, 2005, the largest commercial relationship was $685,000 secured by inventory and accounts receivable. As of December 31, 2005, we had $18.5 million in commercial loans or 17% of the total loan portfolio.

Commercial Real Estate Loans. Commercial real estate loans are secured primarily by office, medical and retail business properties located in Anderson, Knox, Blount, and Roane Counties. These types of loans amounted to $15.2 million or 14% of the total loan portfolio as of December 31, 2005. Commercial real estate loans may be amortized for up to 25 years, but frequently mature in three to six years. We offer balloon mortgages on commercial real estate and multi-family real estate loans with a fixed rate for up to five years.

    Income from Loan Activities. We earn fees in connection with loan commitments and originations, loan modifications, late payments, changes of property ownership and for miscellaneous services related to loans. Income from these activities varies from period to period with the volume and type of loans originated, sold and purchased, which in turn is dependent upon prevailing interest rates and their effect on the demand for loans in our primary service area. We typically charge loan fees at the time of loan origination which may be a flat fee or a percentage of the amount of the loan.

    Nonperforming Loans and Real Estate Owned. When a borrower fails to make a required payment on a loan, our loan officers and collection department attempt to collect the payment by contacting the borrower. If a payment on a loan has not been received by the end of a grace period (usually 10 days from the payment due date), notices are sent at that time, with follow-up contacts made thereafter. In most cases, delinquencies are cured promptly. If the delinquency exceeds 29 days and is not cured through normal collection procedures, more formal measures are instituted to remedy the default. We will then attempt to negotiate with the delinquent borrower to establish a satisfactory payment schedule. We take steps ranging from working out a reasonable payment agreement to foreclosure.

We generally place a loan on nonaccrual status and cease accruing interest when we deem loan payment performance is unsatisfactory. We place all loans past due 90 days, however, on nonaccrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection.

If foreclosure is required, when completed, the property is sold at a public auction in which we will generally participate as a bidder. If we are the successful bidder, we then include the acquired real estate property in the other real estate owned “OREO” account until we sell the property. We are permitted under federal regulations to finance sales of real estate owned by “loans to facilitate,” which may involve more favorable interest rates and terms than generally would be granted under normal underwriting guidelines.

Competition

We compete with six commercial banks and four credit unions in our primary market area of Oak Ridge. In addition to these local competitors, banks from other market areas also compete with us. In addition to traditional providers (i.e. banks, credit unions, thrifts), other financial services companies like insurance companies, brokerages and finance companies compete with us. We anticipate that competition from providers of financial services over the World Wide Web will intensify in the future. One of the results of increasing competition is the lowering of our net interest margin, as consumers have more choices for deposits (thus increasing the cost) and loans (lowering the income). We attempt to mitigate these factors by emphasizing our service and relationship style of banking services.

We contemplate that we may seek to enter businesses closely related to banking or to acquire existing businesses already engaged in these activities. Some of the activities that the Federal Reserve has determined by regulation to be so closely related to the business of banking include making or servicing loans and certain types of leases, engaging in certain insurance and discount brokerage activities, performing certain data processing services, acting in certain circumstances as a fiduciary or investment or financial advisor, owning savings associations and making investments in certain corporations for project designed primarily to promote community welfare. Any acquisition by us will require prior approval of the Federal Reserve Board and, in some instances, other regulatory agencies. In addition, we will be competing with other bank holding companies, many of which have far greater assets and financial resources than we and whose common stock may be more widely traded than ours in attempting to acquire other permissible entities, and engaging in activities closely related to banking. Currently there are no definitive agreements for the acquisition of any entities and we cannot assure you that we will acquire any entity in the future.

Supervision and Regulation

As mentioned previously, the Bank is regulated primarily by the TDFI and FDIC. The Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investment securities that may be purchased. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are also affected significantly by the actions of the Federal Open Market Committee, which we refer to as the “FOMC,” of the Federal Reserve as a differentiating factor. The FOMC’s actions on interest rates significantly impacts the net interest margin and interest rate risk management activities of the Bank.

We, as a bank holding company, are regulated by the Federal Reserve Board under the Bank Holding Company Act of 1956, which requires every bank holding company to obtain the prior approval of the Federal Reserve Board before:

•	acquiring more than 5% of the voting shares of any bank, or

•	acquiring all or substantially all of the assets of a bank, and

•	before merging or consolidating with another bank holding company.

The Federal Reserve Board has maintained that a bank holding company must serve as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve Board policy, we may be required to provide financial support for a subsidiary bank, such as the Bank, at a time when, in the absence of such Federal Reserve Board policy, we may not deem it advisable to provide such assistance.

A bank holding company is generally prohibited from acquiring control of any company which is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, there are certain activities which have been identified by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto and thus permissible for bank holding companies.

As a bank holding company, we are required to file with the Federal Reserve Board an annual report of our operations at the end of each fiscal year and any additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may also make examinations of us and each of our subsidiaries.

From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial services providers. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial service providers are frequently made in Congress, before the Tennessee legislature and the other various bank regulatory agencies. The likelihood of these changes occurring and the effect they may have on the Bank’s and our operations are difficult to predict.

Financial Modernization Legislation

The Gramm-Leach-Bliley (“G-L-B”) Act authorizes affiliations between banking, securities and insurance firms and authorizes bank holding companies and national banks to engage in a variety of new financial activities. Among the new activities that will be permitted to bank holding companies are securities and insurance brokerage, securities underwriting, insurance underwriting and merchant banking. The G-L-B Act imposes new requirements on financial institutions with respect to customer privacy. The G-L-B Act generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually.

The G-L-B Act contains significant revisions to the FHLB System. In addition to other provisions, the
G-L-B Act expands the permissible uses of FHLB advances by community financial institutions (under $500 million in assets) to include funding loans to small businesses, small farms and small agri-businesses. The G-L-B Act contains a variety of other provisions including a prohibition against ATM surcharges unless the customer has first been provided notice of the imposition and amount of the fee. We have not experienced a material impact on our operation by this legislation.

The Bank

The Bank, as a Tennessee state chartered bank, is subject to primary supervision, periodic examination and regulation by the TDFI and the FDIC. If as a result of an examination of a bank, the FDIC should determine the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank’s operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. Such remedies include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the Bank, to assess civil money penalties, to remove officers and directors and ultimately to terminate a bank’s deposit insurance. The Commissioner of the TDFI has many of the same remedial powers, including the power to take possession of a bank whose capital becomes impaired. Management of the bank has entered into an agreement with the TDFI and FDIC to amend certain policies and procedures regarding certain deficiencies and internal routines and controls.

The deposits of the Bank are insured by the FDIC in the manner and to the extent provided by law. For this protection, the Bank pays a semi-annual statutory assessment. The Bank is subject to certain regulations of the Federal Reserve Board.

Various requirements and restrictions under the laws of the State of Tennessee and the United States affect the operations of the Bank. State and federal statutes and regulations relate to many aspects of the Bank’s operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital requirements. Further, the Bank is required to maintain certain levels of capital.

Payment of Dividends

Our payment of dividends depends to a great extent on the ability of the Bank to pay dividends to us. The Bank is subject to the provisions of the Tennessee Banking Act, which provides that dividends will be paid out of undivided profits. Capital surplus, however, must equal or exceed 50% of capital stock, and in the event capital surplus falls below 50% of capital stock, no dividends may be paid until net profits have been transferred to capital surplus so that it equals 50% of capital stock. Thereafter, 10% of net profits must be transferred to capital surplus prior to the payment of dividends until capital surplus equals capital stock. The Bank is also subject to the minimum capital requirements of the FDIC, which impact the Bank’s ability to pay dividends to us. If the Bank fails to meet these standards, it may not be able to pay dividends to us or to accept additional deposits because of regulatory requirements.

If, in the opinion of the applicable bank regulatory authority, a depository institution is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be such an unsafe and unsound practice. Moreover, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

Our payment of dividends may also be affected or limited by other factors. For example, the Bank is required to maintain adequate capital above regulatory guidelines.

Property

We operate five full-service banking facilities. We own our two Oak Ridge branch facilities. We lease both the building and property of our Knoxville Farragut location and lease the land for our Cedar Bluff location while owning the building. Additionally, we lease space in Maryville, Tennessee, Blount County, for the Maryville branch.

The main office is located at 401 South Illinois Avenue in Oak Ridge. The 15,000 square foot facility sits on approximately three acres and offers full service banking including ATM, safe deposit, night depository and drive thru services. The main office also houses the operations and bookkeeping departments, credit administration and most other administrative functions.

Our Jackson Square branch is located at 900 Oak Ridge Turnpike in Oak Ridge. This 2,000 square foot facility offers full service banking including ATM, safe deposit, night depository and drive thru services.

Our Farragut branch is located at 11200 Kingston Pike in Knoxville, Tennessee. It is a full service branch with approximately 4,000 square feet. The lease for Farragut is $6,000 monthly with a term of 10 years with two 5 year renewal options and a purchase option after the initial ten year term.

Our Cedar Bluff branch is located at 1005 N. Cedar Bluff Road, Knoxville, Tennessee. This property is leased at $2,917 per month. This lease was made effective March 15, 2004 and has an initial term of 20 years with four successive five-year renewal periods.

Our Maryville branch  is located at 543 West Lamar Alexander Parkway, Maryville, Tennessee. We lease approximately 1,000 square feet for this office. Terms of the lease are $1,250 per month for one year with the option to renew for and additional two years with rent to be determined at renewal by both parties.

Additionally, we own property located on E. Tri-County Blvd. in Oliver Springs. This location was obtained by foreclosure in 2004. The property has a 2,500 square foot commercial garage which we currently utilize for general storage.

Legal Proceedings

From time to time in the normal course of business, we are subject to various regulatory proceedings, lawsuits, claims and other matters. At this time, we do not believe any of these matters will result in a material adverse effect on our business or financial condition.

Management

The following table sets forth the names and some information, as of December 31, 2005, about our directors and executive officers. Officers serve at the discretion of the board of directors. There are no family relationships between the directors and executive officers. None of the directors or executive officers serves as directors of any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or any investment company registered under the Investment Company Act of 1940. No director is a director or executive officer of another bank holding company, bank, savings and loan association, or credit union.

Name and Title	Age	Business Experience During Past Five Years	Year First Elected
J. Michael Anderson, Director	63	Owner, Hilltop Enterprises, Inc.	1995
Larry Beeman, Director	62	Owner, Investment Planning Services, Inc.	1995
A.P. Cappiello, Director	42	Attorney	1995
Victor I. Dodson, Director(1)	68	Owner and President, Dodson Moving and Storage, Inc.	1995
J. Frank Jamison, Chairman of the Board	66	Owner and President, Tele-Sys, Inc.	1995
Terry L. Kerbs, Director	58	President, Advanced Office Systems	2001
Dr. Thomas D. Moye, Jr., Director	57	Oral Surgeon	2001
Thomas E. Tuck, Director, President	56	Banker	1995
and Chief Executive Officer
William Robert Witt, Director	65	Owner and President, Witt Building Materials	2001
__________________________
(1)  Mr. Dodson died on April 22, 2006.

Description of the Board and Committees

The board meets periodically as necessary. The board of directors of the Bank, our wholly owned subsidiary and primary business, holds monthly meetings and special meetings as called. Directors receive $700 for each board meeting and $150 for each committee meeting attended. Total fees paid to the directors during 2005 were $116,700. During the fiscal year ended December 31, 2005, the board held 12 meetings. All directors attended more than 75% of the aggregate number of meetings of the board and committees of the board on which they served during the year. The board of directors does not have a nominating or a compensation committee. The entire board of directors acts as our nominating committee. The board has no set procedures or policy on the selection of nominees or evaluation of shareholder recommendations and will consider these issues on a case-by-case basis. The board will consider shareholder recommendations for director nominees that are properly received in accordance with our bylaws and the applicable rules and regulations of the SEC. The board screens all potential candidates in the same manner. The board's review will typically be based on all information provided with respect to the potential candidate. The board has not established specific minimum qualifications that must be met by a nominee for a position on the board or specific qualities and skills for a director.

Compensation of Executive Officers

The following table sets forth the aggregate compensation paid to our Chief Executive Officer for services rendered in all capacities during the years ended December 31, 2005, 2004 and 2003. No other executive officer’s compensation exceeded $100,000 during these years.

Summay Compensation Table
		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options (#)
Thomas E. Tuck President and Chief Executive Officer	2005	$129,000	$ 7,740	$ 0	10,000
	2004	121,000	23,958	0
	2003	115,000	22,050	1,000

The following table sets forth information regarding stock options granted to the Chief Executive Officer during 2005.
Option/SAR Grants in Last Fiscal Year

Name and Principal Position	Number of securities underlying options/SARS granted (#)	Percent of total options/SARS granted to employees in fiscal year	Exercise price	Expiration Date
Thomas E. Tuck	10,000	25.40	$26.00	2015
President and Chief Executive Officer

The following table sets forth information regarding stock options held at the end of or exercised in the year ended December 31, 2005 for the executive officer named in the Summary Compensation Table above as of December 31, 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year
And Fiscal Year-End Option/SAR Values
Name	Shares acquired on exercise	Value Realized	Securities underlying unexercised options at December 31		Value of unexercised in-the-money options at December 31, 2004(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas E. Tuck	-0-	-0-	13,400 (1)	4,000	$ 140,800	$8,000
_____________________

(1) 11,400 shares granted at $16.00, 6,000 shares granted at $26.00
(2) Based on recent trades of which management is aware at $28.00 per share.

Stock Options

We have a stock option plan for certain key employees which was approved by the shareholders in March 1996. A total of 19,475 shares was reserved under this plan. As of December 31, 2005, all options under this plan have been granted and 16,725 of those options remain outstanding.

Under the 2002 Incentive and Nonqualified Stock Option Plan for Employees of Tennessee Valley Financial Holdings, Inc. and its subsidiaries, the board of directors is authorized to issue to our employees options up to a number of shares that is the lesser of (a) 20% of the issued and outstanding shares or (b) 213,612 shares of our stock. The option prices are determined by the board of directors, or a committee thereof, but option prices may not be less than 100% of the fair market value of the stock on the date the option is granted. No awards can be made under this plan after 2012. In 2005, the board of directors awarded a total of 39,375 options at an exercise price of $26 which was equal to the fair value of the stock on the date the options were granted. These options vest over a four-year period. No options have been exercised under this plan.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Certain Relationships and Related Party Transactions

Some of our directors and officers are customers of the Bank, and have had and expect to have loan transactions with the Bank in the ordinary course of business. In addition, some of our directors and officers are at present, as in the past, affiliated with businesses which are customers of the Bank and which have had and expect to have loan transactions with the Bank in the ordinary course of business. These loans were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. In the opinion of the board of directors, these loans do not involve more than a normal risk of collectability or present other unfavorable features.

Commitments to extend credit and outstanding indebtedness to directors and executive officers as December 31, 2005 were as follows:

J. Michael Anderson	$ 230,767
Larry Beeman A.P. Cappiello	63,000 6,600
Victor I. Dodson	577,708
Mark B. Holder	1,000
J. Frank Jamison	55,000
Terry L. Kerbs	98,400
Thomas D. Moye	445,381
Braxton L. Sadler	1,000
Thomas Tuck	1,000
Total	$1,479,856

Description of Our Capital Stock

We are authorized by our Amended and Restated Charter to issue a maximum of 5,000,000 shares of Common Stock, $1.00 par value per share and 2,000,000 shares of Preferred Stock, no designated par value. Our outstanding shares of common stock are fully paid and non-assessable.

The following is a summary of certain rights and provisions of our common stock. This summary does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Charter and the Tennessee Business Corporation Act.

Dividend Rights and Limitations on Payment of Dividends

Under our Amended and Restated Charter and Bylaws, the holders of our common stock are entitled to receive, pro rata, dividends and other distributions as and when declared by our board of directors out of assets and funds legally available therefor. The payment of dividends depends to a great extent on the ability of the Bank to pay dividends. The FDIA prohibits any dividend payments by a bank if the bank is in default in the payment of any assessment due the FDIC. The Bank has paid all assessments due and anticipates doing so in the future. The Bank may not declare dividends in any calendar year that exceeds the total of its net income of that year combined with its retained net income of the preceding two years without the approval of the TDFI. Also, despite the availability of net or accumulated earnings in later years of operations and the capacity to maintain capital at levels required by governmental regulation, the our directors may choose to retain all earnings for the operation of the business.

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting. The board of directors has adopted a set of bylaws for the guidance and control of our company. Amendments to the Bylaws may be adopted by majority vote of the directors or shareholders.

Board of Directors

The business of our company is controlled by our board of directors, which is elected annually by a majority vote of the shareholders. Shareholders will be required to state nominations for directors in writing and file such nominations with our company's secretary. To be timely, nominations for directors must be mailed and received at our principal office not less than 120 days prior to the meeting at which directors are to be elected. Any vacancies in the board of directors and any newly created directorships may be filled by a majority vote of the directors then in office. The board is comprised of 9 directors. The number of directors serving on the board may be changed by a resolution adopted by the affirmative vote of the majority of the entire board of directors. Each director shall serve until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal.

Liquidation Rights

Upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of our company, after the payment in full of ourts debts and other liabilities, the remainder of our assets, if any, are to be distributed pro rata among the holders of our common stock. Subject to any required regulatory approvals, the board of directors, at their discretion, may authorize and issue debt obligations, whether or not subordinated, without prior approval of the shareholders, thereby further depleting the liquidation value of the common stock.

Preemptive Rights

The holders of our common stock have preemptive rights to purchase additional shares offered by us in the future. That is, we may sell additional common stock to nonshareholders only after first offering to each then-current shareholder the right to purchase the same percentage of the newly offered shares as is the shareholder's percentage of the then-outstanding common stock.

Redemption

Our common stock may not be redeemed except upon consent of both the shareholders and us.

Conversion Rights

The holders of our common stock have no conversion rights.

Liability to Further Calls or to Assessments

Our common stock is not subject to liability for further calls or to assessments by us.

Preferred Stock

Our Amended and Restated Charter authorizes the issuance of up to 2,000,000 shares of preferred stock, no designated par value. The preferred stock may be issued by vote of the board of directors without shareholder approval. Shareholders of our common stock do not have preemptive rights to purchase our preferred stock. The preferred stock may be issued in one or more classes and series, with designations, full or limited voting rights (or without voting rights), redemption, conversion or sinking fund provisions, dividend rates or provisions, liquidation rights, and other preferences and limitations as the board of directors may determine in the exercise of its business judgment. The preferred stock may be issued by the board of directors for a variety of reasons. We have no present plans to issue any of our preferred stock.

The preferred stock could be issued in public or private transactions in one or more (isolated or series of) issues. The shares of any issue of preferred stock could be issued with rights, including voting, dividend, and liquidation features, superior to those of any issue or class of shares. The issuance of shares of the preferred stock could serve to dilute the voting rights or ownership percentage of holders of our common stock (or any other shares). The issuance of shares of the preferred stock might also serve to deter or block any attempt to obtain control of our company or to facilitate any such attempt.

Stock Option Plan

Under the 2002 Incentive and Nonqualified Stock Option Plan for Employees of Tennessee Valley Financial Holdings, Inc. and Its Subsidiaries (which we refer to as the “Stock Option Plan”), our board of directors is authorized to issue to our employees and those of the Bank stock options for up to a number of shares that is the lesser of (a) 20% of the issued and outstanding shares or (b) 213,612 shares of our common stock. The Stock Option Plan is intended to provide incentives to, and rewards for, employees who have contributed and will continue to contribute to the success of the enterprise. The option prices are determined by the board of directors, or a committee thereof, but option prices may not be less than 100% of the fair market value of the common stock on the date the option is granted. All options may be exercised at times and in amounts as may be determined at the time of the granting of the options by the board of directors, or a committee thereof; provided, however, that no options may be exercised later than ten years after the date upon which they were granted.

Options may be exercised within 30 days, or longer period as the board may determine, after retirement, resignation, or termination of the option holder’s employment or service with the Bank or our company, but only to the extent that they had become exercisable at retirement, resignation or termination. Any unexercised options shall expire in the event of an option holder’s retirement or dismissal or otherwise as described above. Under certain circumstances involving change of control of our company, the board of directors may accelerate the exercise and termination of the option. No awards can be made under the Stock Option Plan after February 2012. Currently there are 107, 960 (post-split) outstanding options granted under the Stock Option Plan.

Certain Takeover Considerations

Subject to the application of the Tennessee Business Combination Act and the Tennessee Control Share Acquisition Act, the affirmative vote of the holders of a majority of our issued and outstanding capital stock is generally required with respect to a merger, exchange offer or the sale of all or substantially all of our assets.

Various anti-takeover protections for Tennessee corporations are set forth in the Tennessee Business Corporation Act, the Business Combination Act, the Control Share Acquisition Act, the Greenmail Act and the Investor Protection Act. Because our common stock is registered with the SEC under the Exchange Act, the Business Combination Act automatically applies to us unless our shareholders adopt a charter or bylaw amendment which expressly excludes us from the anti-takeover provisions of the Business Combination Act two years prior to a proposed takeover. Our board of directors has no present intention of recommending such charter or bylaw amendment.

The Business Combination Act imposes a five-year standstill on transactions such as mergers, share exchanges, sales of significant assets, liquidations and other interested party transactions between Tennessee corporations and "interested shareholders" and their associates or affiliates, unless the business combination is approved by the board of directors before the interested shareholder acquires 10% or more of the beneficial ownership of any class of the corporation's voting securities. Thereafter, the transaction either requires a two-thirds vote of the shareholders other than the interested shareholder or must satisfy certain fair price standards.

The Business Combination Act also provides exculpatory protection for the board of directors in refusing to waive the protections afforded us under the Business Combination Act and/or Control Share Act, or for resisting mergers, exchanges, tender offers and similar transactions based on criteria other than price. A Tennessee corporation's charter may specifically authorize the members of its board of directors, in the exercise of their judgment, to give due consideration to factors other than price and to consider whether a merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation's employees, customers, suppliers, the communities in which the corporation operates or any other relevant factor in the exercise of their fiduciary duty to the shareholders.

The provisions of our charter may have the effect of protecting us from unwanted takeover bids because the board of directors is permitted by the charter to take into account in good faith all relevant factors in performing its duly authorized duties.

The Control Share Acquisition Act limits the voting rights of shares owned by a person above certain percentage thresholds (generally 20%) unless the disinterested shareholders of the corporation approve the acquisition of additional shares by the interested shareholder above the designated threshold. However, the Control Share Acquisition Act applies only to corporations whose charter or bylaws contain an express declaration that control share acquisitions are to be governed by the Control Share Acquisition Act. In addition, the charter or bylaws may specifically provide for the redemption of the control shares (shares in excess of the designated threshold) or appraisal rights for dissenting shareholders in a control share transaction. Neither our charter nor our bylaws currently contain a provision which subjects us to the provisions of the Control Share Acquisition Act, and our board of directors has no present intention of adopting any such bylaw amendment. However, our board of directors could adopt such a bylaw amendment at any future time by majority vote based on facts and circumstances then present.

The Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Greenmail Act, we may not purchase any of our shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by us or we make an offer, of at least equal value per share, to all shareholders of such class.

The Investor Protection Act generally requires the registration, or an exemption from registration, before a person can make a tender offer for shares of a Tennessee corporation which, if successful, would result in the offer or beneficially owning more than 10% of any class. Registration requires the filing with the Tennessee Commissioner of Commerce and Insurance of a registration statement, a copy of which must be sent to the target company, and the public disclosure of the material terms of the proposed offer. The Investor Protection Act also prohibits fraudulent and deceptive practices in connection with takeover offers, and provides remedies for violations.

The Investor Protection Act does not apply to an offer involving a vote by holders of equity securities of the offered company, pursuant to its charter, on a merger, consolidation or sale of corporate assets in consideration of the issuance of securities of another corporation, or on a sale of its securities in exchange for cash or securities of another corporation. Also excluded from the Investor Protection Act are tender offers which are open on substantially equal terms to all shareholders, are recommended by the board of directors of the target company and include full disclosure of all terms.

The provisions described above, to the extent applicable, will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on shareholders who might wish to participate in such a transaction. However, we believe that such provisions are advantageous to our shareholders in that they will permit management and the shareholders to carefully consider and understand a proposed acquisition, lead to higher offering prices, and require a higher level of shareholder participation in the decision if the transaction is not approved by our board of directors.

Transfer Agent

Illinois Stock Transfer Company is the transfer agent for our common stock.

Plan of Distribution

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the public offering price for the shares of our common stock has been determined by our board of directors. The factors considered in determining the public offering price include:

•	prevailing market conditions;

•	our results of operations and financial condition;

•	financial and operating information and market valuations with respect to other companies that we and the representatives of the underwriters believe to be comparable to us;

•	the present state of our business; and

•	our future prospects.

An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering may be less than the public offering price.

Terms of the Offering

Tennessee Valley's directors and executive officers, including Thomas E. Tuck, our president and chief executive officer, none of whom will receive any commissions or other form of compensation, and who each qualifies under the safe harbor provisions of Rule 3a4-1 under the Exchange Act, will market the shares on a best efforts basis. Investors who are not existing shareholders of Tennessee Valley as of May 22, 2006, must subscribe for a minimum of 100 shares and may not subscribe for more than 48,000 shares. We may accept or reject subscriptions in whole or in part for any reason. Once a subscription has been accepted, it cannot be withdrawn by, the investor.

    Existing shareholders have the right to subscribe for and purchase the shares on a one-for-two basis based on the number of outstanding shares each shareholder owns of record as of May 22, 2006 for a price of $13.00 per share. This right will expire on July 31, 2006 (30 days from date of prospectus). To the extent shares are available, existing shareholders may subscribe for more shares than their pro rata portion by purchasing in the general public offering at a price of $14.00 per share.

Funds received and accepted from existing shareholders for the purchase of shares in the shareholders’ offering will be available for immediate use by Tennessee Valley. We will hold funds received and accepted from subscribers, including shareholders who subscribe for additional shares, in the offering to the general public in a separate account at the Bank until the expiration of the offering to the existing shareholders on July 31, 2006. At that time, we will make a determination as to whether there are shares remaining available for purchase which were not purchased by existing shareholders. If we reject a subscription, or if the existing shareholders have purchased all of the offered shares, the full amount of the subscription funds tendered, without interest, will be returned promptly to the subscriber.

Indemnification

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Validity of Securities

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Johnson City, Tennessee, has passed upon the validity of the common stock offered hereby on our behalf.

Experts

The financial statements as of December 31, 2003, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus and the related registration statement have been so included in reliance on the report of Pugh & Company, P. C., independent registered public accounting firm, as set forth in their report on our audited financial statements appearing elsewhere in this prospectus and the related registration statement, and are included in reliance upon their report given upon the authority of Pugh & Company, P. C. as experts in accounting and auditing.

Where You Can Find More Information About Us

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed herewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act, and in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference rooms and on the SEC's website.

Tennessee Valley Financial Holdings, Inc. and Subsidiary
Condensed Consolidated Balance Sheet
(In Thousands)
(Unaudited)

	March 31, 2006	December 31, 2005
	(Unaudited)
Assets
Cash and due from banks	$3,819	$3,414
Federal funds sold	4,360	8,338
Cash and cash equivalents	8,179	11,752

Investment Securities:
Investment Securities available for sale, at Fair Value	19,109	18,721
Loans, net	117,920	108,346
Loans Held for Sale, at Fair Value	1,124	1,048
Banking premises and equipment, net	6,098	5,008
Accrued interest receivable	883	847
Other real estate owned	0	0
Prepaid expenses and other assets	1,181	1,239

Total Assets	$ 154,494	$ 146,961

Liabilities and Stockholders Equity
Deposits	$ 132,451	$ 124,833
Borrowings	11,135	11,053
Accrued interest payable	548	750
Other Liabilities	234	318
Total Liabilities	144,368	136,955

Stockholders Equity:
Common Stock, $1.00 Par Value, 2,000,000
shares authorized, 540,240 issued and outstanding	540	539
in 2006, 538,985 issued and outstanding in 2005.
Capital in excess of par value	6,647	6,610
Retained Earnings	3,100	2,968
Accumulated other comprehensive income (loss)	(161)	(111)

Total Stockholders Equity	10,126	10,006

Total Liabilities and Stockholders Equity	$ 154,494	$ 146,961

The accompanying notes are an integral part of these financial statements.

Tennessee Valley Financial Holdings, Inc. and Subsidiary
Condensed Consolidated Statements of Income
(In Thousands except for per share amounts)
(Unaudited)

	For the three months ended
	March 31,
	2006	2005
Interest Income:
Loans, including fees	$ 2,215	$ 1,789
Investment securities	198	136
Federal Funds Sold	86	29
Other Interest Income	9	6
Total interest income	2,508	1,960
Interest Expense:
Deposits	926	558
Borrowings	125	95
Total interest expense	1,051	653
Net interest income	1,457	1,307
Provision for loan losses	95	42
Net interest income after provision for loan losses	1,362	1,265
Non-interest income
Service charges on deposit accounts	110	83
Fees on sale of mortgage loans	76	75
Net gains on sales of investment securities available for sale	23	1
Other income	67	27
Total non-interest income	276	186
Non-interest expense
Salaries and employee benefits	679	537
Net occupancy expense	209	151
Data processing fees	122	78
Advertising and promotion	27	33
Office supplies and postage	43	26
Legal and professional	42	38
Loan Expense	88	60
Other	218	181
Total non-interest expense	1,428	1,104

The accompanying notes are an integral part of these financial statements.

Tennessee Valley Financial Holdings, Inc. and Subsidiary
Condensed Consolidated Statements of Income
Continued from Page F-3
(In Thousands except for per share amounts)
(Unaudited)

Income before income tax expense	210	347
Income tax expense	78	123
Net Income	$ 132	$ 224
Basic Earnings per Common Share	$ 0.24	$ 0.42
Diluted Earnings per Common Share	$ 0.24	$ 0.42
Weighted average common shares (Denominator Basic EPS)	539,899	533,618
Dilutive effect of stock options	6,371	5,577
Weighted average common shares and common stock equivalents (Denominator Diluted EPS)	546,270	539,195

The accompanying notes are an integral part of these financial statements.

Tennessee Valley Financial Holdings, Inc. and Subsidiary
Condensed Consolidated Statement of Changes in Stockholders Equity
For the three months ended March 31, 2006
(Unaudited)

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
Balances at December 31, 2005	$ 539	$ 6,610	$ 2,968	$ (111)	$ 10,006

Net income			132		132

Other comprehensive income (loss)				(50)	(50)

Proceeds from exercise of stock options and issuance of stock in lieu of director’s fees	1	30			31

Additional paid-in capital - stock option expense		7			7

Balances at March 31, 2006	$ 540	$ 6,647	$ 3,100	$ (161)	$ 10,126

The accompanying notes are an integral part of these financial statements.

Tennessee Valley Financial Holdings, Inc. and Subsidiary
Condensed Consolidated Statement of Cash Flows
(In Thousands)
For the three months ended March 31, 2006 and 2005
(Unaudited)

	2006	2005
Cash Flows from Operating Activities:
Net Income	$ 132	$ 224
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	95	42
Amortization of premium on investment securities,	10	15
Depreciation	77	18
Net (gain) loss on sale of available for sale securities	(23)	(1)
Stock dividends on FHLB Stock	(8)	(6)
Compensation expense related to stock options vested	7	-
Changes in operating assets and liabilities:
Accrued interest receivable	(36)	5
Other assets	87	(128)
Accrued interest payable and other liabilities	(287)	99
Net cash provided by operating activities	54	268

Cash Flows from Investing Activities:
Proceeds from sales of available for sale investment securities	856	2,225
Proceeds from maturities and calls of available for sale investment securities	845	306
Purchases of available for sale investment securities	(2,147)	(3,536)
Loans originated, net of payments received	(9,669)	(2,531)
Additions to banking premises and equipment	(1,167)	(46)
Sale of other real estate owned	-	60
Net (increase) decrease in loans held for sale	(76)	(8)
Net cash used in investing activities	(11,358)	(3,530)

Cash Flows from Financing Activities:
Increase in deposits, net	7,618	13,460
Proceeds from issuance of stock in lieu of Director’s fees	25	-
Proceeds from exercise of stock options	6	-
Proceeds from borrowings	82	543
Net cash provided by financing activities	7,731	14,003

Net Increase (Decrease) in Cash and Cash Equivalents	(3,573)	10,741

Cash and Cash Equivalents, Beginning of Period	11,752	2,369

Cash and Cash Equivalents, End of Period	$8,179	$13,110

Supplementary Disclosure of Cash Flow Information:
Interest paid on deposit accounts and other borrowings	$ 1,253	$ 670
Income taxes paid	$ 91	$ 174

Supplementary Disclosures of Noncash Investing Activities:
Acquisition of real estate acquired through foreclosure	$ -	$ 35
Change in unrealized gain (loss) on available for sale investment securities	$ (79)	$ (133)
Change in deferred tax associated with unrealized gain (loss) on investment
securities available for sale	$ (29)	$ (49)
Change in net unrealized gain (loss) on available for sale investment securities	$ (50)	$ (84)

The accompanying notes are an integral part of these financial statements.

Tennessee Valley Financial Holdings, Inc. and Subsidiary
Condensed Consolidated Statements of Comprehensive Income
For the three months ended March 31, 2006 and 2005
(In Thousands)
(Unaudited)

	2006	2005
Net Income	$ 132	$ 224
Other comprehensive income, net of tax:
Unrealized gains/losses on investment securities	(102)	(134)
Reclassification adjustment for gains/losses included in net income	(23)	(1)
Income taxes related to unrealized gains/losses on investment securities	(29)	(49)
Other comprehensive income (loss), net of tax	(50)	(84)

Comprehensive income	$ 82	$ 140

The accompanying notes are an integral part of these financial statements.

Tennessee Valley Financial Holdings, Inc. and Subsidiary
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2006 and 2005

PRINCIPLES OF CONSOLIDATION AND NATURE OF OPERATIONS

The consolidated financial statements include the accounts of Tennessee Valley Financial Holdings, Inc. (the “Company”), a bank holding company, and its wholly-owned subsidiary, TnBank (the “Bank”). All intercompany balances and transactions have been eliminated.

TnBank was incorporated on July 6, 1994 for the purpose of organizing a state-chartered commercial bank and commenced operations on May 30, 1995. TnBank provides a variety of banking services to individuals and businesses through its two offices in Oak Ridge and one office in Knoxville, Tennessee. Its primary deposit products are demand deposits and certificates of deposit, and its primary lending products are commercial business, real estate mortgage, and consumer installment loans.

This report contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. When used in this discussion, the words “believes”, “anticipates”, “contemplates”, “expects”, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore, we cannot assure you that the forward-looking statements set out in this report will prove to be accurate.

Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to:

•	Economic conditions (both generally and more specifically in the markets in which we operate);
•	Competition for our customers from other providers of financial services;
•	Government legislation and regulation (which changes from time to time and over which we have no control);
•	Changes in interest rates; and
•	Material unforeseen changes in liquidity, results of operations, or financial condition of our customers.

These risks are difficult to predict and many of them are beyond our control.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited quarterly financial statements of Tennessee Valley Financial Holdings, Inc. presented herein should be read in conjunction with our audited financial statements for the year ended December 31, 2005.

Financial information and the results of operations for the three months ended March 31, 2006 and 2005, and cash flows for the three month periods ended March 31, 2006 and 2005 are unaudited, and in the opinion of management reflect all adjustments necessary for a fair presentation of such information. Interim results are not necessarily indicative of results to be expected for the entire year.

NOTE 2 - ACCOUNTING POLICY CHANGES

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS Statement No. 95, “Statement of Cash Flows.” Generally, the approach to accounting for share-based payments in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, which means that pro forma disclosure is no longer an alternative to financial statement recognition. SFAS No. 123(R) is effective for the Company beginning January 1, 2006. As a result of implementing this standard, the Company recognized $7,000 of stock-based compensation expense during the three-month period ended March 31, 2006. The Company expects to recognize total stock-based compensation expense of $23,000 for 2006 and a total of $93,000 over the vesting period through 2008 for options that are currently granted but not fully vested.

NOTE 3 - COMMITMENTS

As of March 31, 2006, the Company had outstanding commitments to advance construction funds and to originate loans in the amount of $33 million and commitments to advance existing home equity and other credit lines in the amount of $24.9 million. In addition, the Company has also conveyed $955,000 in standby letters of credit.

NOTE 4 - TRUST PREFERRED SECURITIES

In March 2005, TVFHI formed Tennessee Valley Statutory Trust I (TV Trust). TV Trust is a statutory business trust formed under the laws of the state of Delaware and is wholly-owned by the Company. In March 2005, the TV Trust issued preferred securities with an aggregate liquidation amount of $2.0 million ($1,000 per preferred security) to third-party investors. The Company, in turn, issued junior debentures aggregating $2.06 million to TV Trust. The junior subordinated debentures are the sole assets of TV Trust. The subordinated debt and preferred securities pay interest and dividends quarterly. The interest rate is fixed for five years at 6.75% (4.75% Swap Rate plus 2.00% spread). After five years, the rate floats at three-month LIBOR plus 2.00%. The debentures mature in 2036, at which time the preferred securities must be redeemed. The subordinated debentures and preferred securities can be redeemed, in whole or in part, at the discretion of the Company beginning in June 2010.

In accordance with FASB Interpretation No. 46 (as revised), the Trust is not consolidated with the Company. Accordingly, the Company reports as liabilities the subordinated debentures issued by the Company and held by the Trust. However, the Company has fully and unconditionally guaranteed the repayment of the trust preferred securities. The Company’s equity interest in the Trust ($62,000) is included in “Prepaid Expenses and Other Assets” on the consolidated balance sheets.

The Company utilizes its borrowings to satisfy a portion of its Tier 1 capital requirement in accordance with regulations promulgated by the Federal Reserve Board.

The Company has provided a full, irrevocable, and unconditional guarantee on a subordinated basis of the obligations of the Trust under the preferred securities in the event  of default, as defined in such guarantee. The trust agreements contain provisions that enable the Company to defer making interest payments for a period of up to five years.

NOTE 5 - BORROWINGS

The following table summarizes the Company’s borrowings as of March 31, 2006 and December 31, 2005, respectively.

	March 31, 2006	December 31, 2005
Federal Home Loan Bank Advances	$ 8,500	$ 8,500
Fed Funds Purchased	-	-
Subordinated Debentures	2,062	2,062
Other Borrowings	573	491
Total Other Borrowings	$ 11,135	$ 11,053

NOTE 6 - STOCK OPTIONS

The Company has two stock option plans that are described more fully below. Prior to 2006, the Comapny accounted for these plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company adopted FASB Statement No. 123(R), Accounting for Stock-Based Compensation as of January 1, 2006. As a result, stock based compensation of $7,000 is included in net income for the three months ended March 31, 2006. No new options were granted during this quarter. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123(R) to stock-based employee compensation for the period ended March 31, 2005.

 (In Thousands, Except Per Share Data)
	Quarter Ended March 31,
	2006	2005
Net Income, as Reported	$ 132	$ 224
Less: Total Stock-Based Employee Compensation
Expense Determined Under Fair Value Based Method
for All Awards, Net of Related Tax Effects	N/A	33

Pro Forma Net Income	$ 132	$ 191

Earnings Per Share:
Basic - as Reported	$0.24	$0.42

Basic - Pro Forma	$ 0.24	$ 0.42

Diluted - as Reported	$0.24	$0.35

Diluted - Pro Forma	$0.24	$0.35

Key Employee Stock Option Plan - In March 1996, the board of directors approved a stock option plan to provide key employees with additional incentive to contribute to the best interests of the Company. The plan terminates in ten years, or sooner at the board’s discretion. The board of directors also has discretion concerning which eligible persons shall be granted options, the term of each granted option, and the number of shares for which each option shall be granted. Options must be exercised within ten years from the date they are granted and must include a price per share of at least 85% to 110% of the fair value of the stock on the date the options were granted. The board has reserved 19,475 shares of common stock for issuance during the term of the plan. All options have been awarded under this plan. The options awarded vest over a four-year period and have an exercise price which was equal to the fair value of stock on the date the options were granted. In the first quarter of 2006, options for 380 shares were exercised.

In 2002, the board of directors approved an additional stock option plan to provide key employees with additional incentive to contribute to our best interests. The plan terminates in ten years. The board of directors also has discretion concerning which eligible persons shall be granted options, the term of each granted option, and the number of shares for which each option shall be granted. Options must be exercised within ten years from the date they are granted and must include a price per share of at least 100% of the fair value of our common stock on the date the option is granted. The board of directors has reserved the lesser of 20% of the shares outstanding or 213,612 shares of common stock for issuance during the term of the plan. In 2005, the board of directors awarded a total of 44,000 options at an exercise price of $26, which was equal to the fair value of the stock on the date the options were granted. These options vest over a four-year period. No options have been exercised under this plan.

The fair value of each option granted during the three months ended March 31, 2005 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

Dividend Yield	1.35%
Expected Life	7 years
Expected Volatility	14%
Risk-Free Interest Rate	4.0%

A summary of the status of the Company’s stock option plans is presented below:

	Three Months Ended March 31,		Three Months Ended March 31,
	2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at
Beginning of Period	53,980	$ 23.69	15,500	$ 16.22
Granted	0		44,000	26.00
Exercised	380	$16.00	0
Forfeited	0		0
Outstanding at
End of Period	53,600	$23.74	59,500	$23.45
Options Exercisable
at Period-End	28,100	$21.69	15,500	$16.22
Weighted Average Fair
Value of Options Granted
During the Period	N/A		26.00

Information pertaining to options outstanding at March 31, 2006 is as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$16.00 - $28.00	53,600	7.5 years	$ 23.74	28,100	$ 21.69

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

Oak Ridge, Tennessee

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
WILL J. PUGH, CPA
RONNIE G. CATE, CPA	HOME FEDERAL PLAZA - SUITE 200	MEMBERS
C. LARRY ELMORE, CPA	315 NORTH CEDAR BLUFF ROAD
W. JAMES PUGH, JR., CPA	KNOXVILLE, TENNESSEE 37923	AMERICAN INSTITUTE OF
DANIEL C. FRANKLIN, CPA	___________	CERTIFIED PUBLIC ACCOUNTANTS
JAMES H. JONES, CPA
LISA W. HILL, CPA	P.O. BOX 31409	TENNESSEE SOCIETY OF
SUSAN R. FOARD, CPA	KNOXVILLE, TENNESSEE 37930-1409	CERTIFIED PUBLIC ACCOUNTANTS
ANDREW R. HARPER, CPA
865-769-0660 800-332-7021
TELECOPIER 865-769-1660

Report of Independent Registered Public Accounting Firm

Board of Directors
Tennessee Valley Financial Holdings, Inc.
Oak Ridge, Tennessee

We have audited the accompanying consolidated balance sheets of Tennessee Valley Financial Holdings, Inc. and subsidiary as of December 31, 2005 and 2004 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tennessee Valley Financial Holdings, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Pugh &Company, P.C.
Certified Public Accountants
Knoxville, Tennessee
January 27, 2006

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31,	2005	2004

ASSETS
Cash and Due From Banks	$3,414,487	$2,369,004
Federal Funds Sold	8,337,986	0
Total Cash and Cash Equivalents	11,752,473	2,369,004

Securities Available for Sale, at Fair Value	18,721,166	14,753,053
Loans Held for Sale, at Fair Value	1,048,200	859,114
Loans, Net	108,346,066	101,227,259
Federal Home Loan Bank Stock, at Cost	598,500	571,700
Premises and Equipment, Net	5,007,773	4,168,637
Accrued Interest Receivable	846,640	672,277
Deferred Income Tax Benefit	310,108	269,722
Prepaid Expenses and Other	228,171	97,981
Prepaid Income Taxes	101,657	12,833
Foreclosed Real Estate	0	335,000

TOTAL ASSETS	$146,960,754	$125,336,580

LIABILITIES AND EQUITY
LIABILITIES
Deposits:
Noninterest-bearing	$11,864,329	$11,957,335
Interest-bearing	112,968,841	92,841,824
Total Deposits	124,833,170	104,799,159

Borrowings	11,052,994	10,668,038
Accrued Interest Payable	750,179	354,750
Other	317,903	259,771

Total Liabilities	136,954,246	116,081,718

SHAREHOLDERS' EQUITY
Common Stock, Par Value $1, Authorized 2,000,000 Shares;
Issued and Outstanding 538,985 in 2005 and 533,618 in 2004	538,985	533,618
Capital in Excess of Par Value	6,610,382	6,491,520
Retained Earnings	2,967,866	2,182,746
	10,117,233	9,207,884
Accumulated Other Comprehensive Income (Loss)	(110,725)	46,978

Total Shareholders' Equity	10,006,508	9,254,862

TOTAL LIABILITIES AND EQUITY	$146,960,754	$125,336,580

The accompanying notes are an integral part of these financial statements

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2005	2004

INTEREST INCOME
Loans (Including Fees)	$7,883,037	$6,317,958
Investment Securities	693,306	577,820
Federal Funds Sold	201,279	18,121
Total Interest Income	8,777,622	6,913,899

INTEREST EXPENSE
Deposits	2,725,460	1,622,272
Borrowings	463,816	361,540
Total Interest Expense	3,189,276	1,983,812

NET INTEREST INCOME	5,588,346	4,930,087

PROVISION FOR LOAN LOSSES	550,500	228,500

NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	5,037,846	4,701,587

NONINTEREST INCOME
Service Charges on Demand Deposits	404,693	384,269
Fees on Loans Sold	370,905	343,742
Net Gain on Sales of Securities Available for Sale	6,080	21,475
Other	120,839	76,112
Total Noninterest Income	902,517	825,598

NONINTEREST EXPENSE
Salaries and Employee Benefits	2,172,673	1,933,346
Occupancy Costs	542,063	464,455
Furniture and Equipment Depreciation and Maintenance	217,090	198,343
Data Processing Fees	392,595	290,705
Office Supplies and Postage	179,761	175,985
Advertising and Promotion	125,304	151,599
Legal and Professional	123,305	151,439
Other	765,097	703,059
Total Noninterest Expense	4,517,888	4,068,931

INCOME BEFORE INCOME TAXES	1,422,475	1,458,254

INCOME TAXES	487,376	500,522

NET INCOME	$935,099	$957,732

EARNINGS PER SHARE:
Basic	$1.75	$1.80

Assuming Dilution	$1.74	$1.79

The accompanying notes are an integral part of these financial statements.

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31,	2005	2004

NET INCOME	$935,099	$957,732

OTHER COMPREHENSIVE LOSS, NET OF TAX:
Net Unrealized Losses on Securities Available for Sale	(244,242)	(78,468)

Reclassification Adjustment for Net Gains Included in Net Income
	(6,080)	(21,475)
Income Taxes Associated With Unrealized Losses on
Securities Available for Sale	92,619	34,434

Other Comprehensive Loss, Net of Tax	(157,703)	(65,509)

COMPREHENSIVE INCOME	$777,396	$892,223

The accompanying notes are an integral part of these financial statements.

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Two Years Ended December 31, 2005

				Accumulated
		Capital in		Other	Total
	Common	Excess of	Retained	Comprehensive	Shareholders'
	Stock	Par Value	Earnings	Income (Loss)	Equity
BALANCES, JANUARY 1, 2004	$534,130	$6,487,427	$1,363,212	$112,487	$8,497,256

Net Income	0	0	957,732	0	957,732

Other Comprehensive Loss	0	0	0	(65,509)	(65,509)

Cash Dividends Paid	0	0	(83,917)	0	(83,917)

Stock Dividends Issued through
Dividend Reinvestment Plan	2,088	52,193	(54,281)	0	0

Purchase and Retirement of
2,600 Shares of Common Stock	(2,600)	(48,100)	0	0	(50,700)

BALANCES, DECEMBER 31, 2004	533,618	6,491,520	2,182,746	46,978	9,254,862

Net Income	0	0	935,099	0	935,099

Other Comprehensive Loss	0	0	0	(157,703)	(157,703)

Cash Dividends Paid	0	0	(81,652)	0	(81,652)

Issuance of Common Stock for
Directors’ Fees in Lieu of Cash	907	22,675	0	0	23,582

Stock Dividends Issued through
Dividend Reinvestment Plan	2,440	65,887	(68,327)	0	0

Common Stock Options Exercised
(2,020 Shares at $16 Per Share)	2,020	30,300	0	0	32,320

BALANCES, DECEMBER 31, 2005	$538,985	$6,610,382	$2,967,866	$(110,725)	$10,006,508

The accompanying notes are an integral part of these financial statements.

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$935,099	$957,732

Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Provision for Loan Losses	550,500	228,500
Depreciation	239,507	214,774
Deferred Income Taxes	52,233	66,672
Increase (Decrease) in Unearned Loan Fees	(9,849)	8,021
Net Amortization of Premiums and Discounts on Securities Available for Sale	39,606	79,111
FHLB Stock Dividends	(26,800)	(22,500)
Net Gain on Sales of Securities Available for Sale	(6,080)	(21,475)
Fees on Loans Sold	(370,905)	(343,742)
(Gain) Loss on Sales of Foreclosed Real Estate	24,104	(12,585)
Net (Increase) Decrease in:
Loans Held for Sale	181,819	(241,872)
Accrued Interest Receivable	(174,363)	(117,437)
Prepaid Expenses and Other	(130,190)	(24,431)
Prepaid Income Taxes	(88,824)	(12,833)
Net Increase (Decrease) in:
Accrued Interest Payable	395,429	72,592
Accrued Income Taxes	0	(334,383)
Other Liabilities	58,132	28,361
Total Adjustments	734,319	(433,227)
Net Cash Provided by Operating Activities	1,669,418	524,505

CASH FLOWS FROM INVESTING ACTIVITIES
Securities Available for Sale:
Sales	4,270,448	2,157,170
Purchases	(10,378,754)	(6,556,012)
Maturities	0	1,957,000
Principal Repayments Received	1,856,345	1,484,498
Net Increase in Loans	(7,694,458)	(16,385,724)
Purchases of Premises and Equipment	(1,078,643)	(594,769)
Proceeds From Sales of Foreclosed Real Estate	345,896	42,585
Net Cash Used in Investing Activities	(12,679,166)	(17,895,252)

The accompanying notes are an integral part of these financial statements.

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the Years Ended December 31,	2005	2004

CASH FLOWS FROM FINANCING ACTIVITIES
Net Increase (Decrease) in:
Deposits	20,034,011	16,681,221
Securities Sold Under Agreements to Repurchase	(79,918)	14,163
Federal Funds Purchased	(375,000)	5,000
Advances From Federal Home Loan Bank	(1,200,000)	1,050,000
Obligation Under Capital Lease	(22,126)	(21,390)
Proceeds from Subordinated Debentures	2,062,000	0
Cash Dividends Paid	(81,652)	(83,917)
Proceeds From Issuance of Common Stock	55,902	0
Purchase and Retirement of Common Stock	0	(50,700)
Net Cash Provided by Financing Activities	20,393,217	17,594,377

NET INCREASE IN CASH AND CASH EQUIVALENTS	9,383,469	223,630

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,369,004	2,145,374

CASH AND CASH EQUIVALENTS AT END OF YEAR	$11,752,473	$2,369,004

Supplementary Disclosures of Cash Flow Information:
Cash Paid During the Year for:
Interest	$2,793,847	$1,911,220
Income Taxes	$515,000	$781,066

Supplementary Disclosures of Noncash Investing and
Financing Activities:
Acquisition of Foreclosed Real Estate	$35,000	$420,000
Conversion of Foreclosed Real Estate to Premises and Equipment	$0	$75,000
Issuance of Common Stock through Dividend Reinvestment Plan	$(68,327)	$(54,281)
Change in Unrealized Gain/Loss on Securities Available for Sale	$(250,322)	$(99,943)
Change in Deferred Taxes Associated With Unrealized Gain/Loss on
Securities Available for Sale	$(92,619)	$(34,434)
Change in Net Unrealized Gain/Loss on Securities Available for Sale	$(157,703)	$(65,509)

The accompanying notes are an integral part of these financial statements.

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - PRINCIPLES OF CONSOLIDATION, NATURE OF OPERATIONS AND SHARE EXCHANGE

The consolidated financial statements include the accounts of Tennessee Valley Financial Holdings, Inc. (the “Company”), a bank holding company, and its wholly owned subsidiary, TNBank (the “Bank”). All intercompany balances and transactions have been eliminated.

TNBank was incorporated on July 6, 1994 for the purpose of organizing a state-chartered commercial bank and commenced operations on May 30, 1995. TNBank provides a variety of banking services to individuals and businesses through its two offices in Oak Ridge and two offices in Knoxville, Tennessee. Its primary deposit products are demand deposits and certificates of deposit, and its primary lending products are commercial business, real estate mortgage, and consumer installment loans.

On May 9, 2002, TNBank’s shareholders approved a share exchange agreement with Tennessee Valley Financial Holdings, Inc. whereby one share of Company stock was exchanged for one share of Bank stock. The Bank’s retained earnings as of May 9, 2002, totaling $1,243,010, was transferred to capital in excess of par value on a consolidated basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications - Certain items in the 2004 consolidated financial statements have been reclassified to conform with the 2005 consolidated financial statements.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans (see below).

Consolidated Statement of Comprehensive Income - In June 1997 the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting comprehensive income and its components in the consolidated financial statements. The object of the statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Items included in comprehensive income include revenues and gains and losses that under accounting principles generally accepted in the United States of America are directly charged to equity. Examples include foreign currency translations, pension liability adjustments, and unrealized gains and losses on securities available for sale.

Cash and Due From Banks - Cash and due from banks includes balances in two correspondent commercial banks located in the Southeastern United States. Balances in correspondent bank accounts in excess of FDIC insurance limits are approximately $304,000 as of December 31, 2005 ($121,000 in 2004). The Bank also maintains cash deposits with the Federal Home Loan Bank of Cincinnati.

Federal Funds Sold - Federal funds sold consists of unsecured loans to two correspondent commercial banks located in the Southeastern United States. The loans were repaid on the next business day.

Securities Available for Sale - In accordance with SFAS No. 115, these securities are carried at fair value based on quoted market prices for securities that are marketable. These securities may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Any unrealized gain or loss is reported in the statements of comprehensive income, net of any deferred tax effect.

Realized gains and losses on the sales of securities available for sale are based on the net proceeds and amortized cost of the securities sold, using the specific identification method. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank Stock, at Cost - The Bank, as a member of the Federal Home Loan Bank (“FHLB”) system, is required to maintain an investment in capital stock of the FHLB. The amount of the investment is in part based on the Bank’s amount of borrowings from the FHLB. The investment in FHLB stock is carried at cost which approximates fair value based on the stock redemption provisions of the FHLB.

Recognition of Interest on Loans - Interest on loans is calculated using the simple interest method on the principal outstanding. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

Allowance for Loan Losses - The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated future cash flows. Because of uncertainties associated with regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management's estimate of credit losses inherent in the loan portfolio and the related allowance may change materially in the near term. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Loan Fees - Loan fees on long-term real estate loans, net of initial direct costs related to initiating and closing the loans, have been deferred and are being amortized into interest income over the remaining lives of the loans as an adjustment of yield using the interest method.

Loans Held for Sale - Loans held for sale are stated at book value, which approximates fair value.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method using estimated useful lives of three to forty years.

Federal Funds Purchased - Federal funds purchased consists of an unsecured loan from one correspondent commercial bank located in the Southeastern United States. The loan was repaid on the next business day.

Advertising and Promotion - Advertising and promotion costs are expensed as incurred.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the allowance for loan losses, accumulated depreciation, and other book income versus taxable income reporting differences. The deferred tax assets and liabilities represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. See Note 10 for additional information.

Stock Option Plans - The Company has two stock option plans that are described more fully in Note 13. The Company accounts for the plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in consolidated net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Years Ended December 31,
	2005	2004
Net Income, as Reported	$935,099	$957,732
Less: Total Stock-Based Employee Compensation Expense Determined Under Fair Value Based Method for All Awards, Net of Related Tax Effects	(32,693)	(973)
Pro Forma Net Income	$902,406	$956,759

Basic - as Reported	$1.75	$1.80
Basic - Pro Forma	$1.69	$1.80
Diluted - as Reported	$1.74	$1.79
Diluted - Pro Forma	$1.68	$1.79
The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,
	2005	2004
Dividend Yield	1.37%	1.35%
Expected Life	9 years	9 years
Expected Volatility	13.65%	10.00%
Risk-Free Interest Rate	4.01%	3.90%

Earnings Per Share - Earnings per share is based on the following for the years ended December 31:

	2005	2004
Weighted Average Number of Shares Outstanding Used for Basic Calculation	534,914	532,468
Effect of Dilutive Stock Options	2,603	2,605
Number of Shares Used for Calculation Assuming Dilution	537,517	535,073

NOTE 3 - SECURITIES

The amortized cost and estimated fair value of securities are as follows:

	Investment Securities Available for Sale
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2005:
Obligations of U.S. Government Corporations
and Agencies	$6,262,877	$2,538	$(115,701)	$6,149,714
Mortgage-Backed and Related Securities	5,875,686	14,188	(66,424)	5,823,450
Obligations of States and Political Subdivisions	6,758,359	63,508	(73,865)	6,748,002
Total Securities Available for Sale	$18,896,922	$80,234	$(255,990)	$18,721,166

	Investment Securities Available for Sale
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2004:
Obligations of U.S. Government Corporations
and Agencies	$4,217,635	$31,677	$(38,218)	$4,211,094
Mortgage-Backed and Related Securities	4,720,050	47,917	(18,349)	4,749,618
Obligations of States and Political Subdivisions	5,740,800	107,480	(55,939)	5,792,341
Total Securities Available for Sale	$14,678,485	$187,074	$(112,506)	$14,753,053

NOTE 3 - SECURITIES (Continued)

The amortized cost and estimated fair value of debt securities as of December 31, 2005, by contractual maturity, are as follows

	Available for Sale
	Amortized	Estimated
	Cost	Fair Value

Due in One Year or Less	$500,000	$496,715
Due After One Year Through Five Years	4,509,749	4,441,456
Due After Five Years Through Ten Years	3,830,411	3,817,527
Due After Ten Years	4,181,076	4,142,018
	13,021,236	12,897,716
Mortgage-Backed and Related Securities	5,875,686	5,823,450
	$18,896,922	$18,721,166

Expected maturities can differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of securities classified as available for sale totaled $4,270,448 during the year ended December 31, 2005 ($2,157,170 in 2004). Gross gains of $21,842 ($24,227 in 2004) and gross losses of $15,762 ($2,752 in 2004) were realized by the Bank during the year ended December 31, 2005.

Debt securities with a total estimated fair value (which approximates book value) of approximately $8,641,000 as of December 31, 2005 ($7,137,000 in 2004) were pledged to secure deposits of public and private funds.

The following table shows the Bank’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position, as of December 31, 2005 and 2004.

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
As of December 31, 2005:
Obligations of U.S.
Government Corporations
and Agencies	$4,424,466	$(74,160)	$1,535,560	$(41,541)	$5,960,026	$(115,701)
Mortgage-Backed and Related Securities	3,271,305	(27,571)	1,270,508	(38,853)	4,541,813	(66,424)
Obligations of States and
Political Subdivisions	2,671,813	(57,588)	851,804	(16,277)	3,523,617	(73,865)
Total Temporarily
Impaired Securities	$10,367,584	$(159,319)	$3,657,872	$(96,671)	$14,025,456	$(255,990)

As of December 31, 2004:
Obligations of U.S.
Government Corporations
and Agencies	$2,036,428	$(38,218)	$0	$0	$2,036,428	$(38,218)
Mortgage-Backed and Related Securities	2,018,436	(13,939)	703,473	(4,410)	2,721,909	(18,349)
Obligations of States and
Political Subdivisions	1,627,948	(27,915)	1,163,890	(28,024)	2,791,838	(55,939)
Total Temporarily
Impaired Securities	$5,682,812	$(80,072)	$1,867,363	$(32,434)	$7,550,175	$(112,506)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

NOTE 3 - SECURITIES (Continued)

At December 31, 2005, the forty-five debt securities with unrealized losses have depreciated 1.8% from the Bank’s amortized cost basis. These securities are guaranteed by either the U.S. Government corporations and agencies or other local governments. These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. As management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other-than-temporary.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

The Bank provides mortgage, commercial, and consumer lending services to businesses and individuals primarily in the Anderson, Knox, and Roane County areas. A summary of loans as of December 31, 2005 and 2004 is as follows:

	2005	2004
Loans Secured by Real Estate:
Commercial Properties	$15,208,671	$14,419,438
Construction and Land Development	25,610,193	23,551,923
Residential and Other Properties	36,143,543	38,319,677
Total Loans Secured by Real Estate	76,962,407	76,291,038
Commercial and Industrial Loans	18,510,318	14,778,556
Consumer Loans and Other	14,406,590	11,565,940
	109,879,315	102,635,534
Less: Allowance for Loan Losses	(1,405,691)	(1,270,869)
Unearned Loan Fees	(127,558)	(137,406)
	$108,346,066	$101,227,259

Included in consumer loans and other shown above are deposit account balances totaling approximately $165,000 which were in overdraft status as of December 31, 2005 ($174,000 in 2004).

Loans held for sale represent individual real estate loans originated for the purpose of selling the loans to one of several third party purchasers with which the Bank does business. These loans are sold without recourse and the Bank receives certain fees for originating the loans.

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. These financial instruments are recorded in the financial statements when they are funded. Outstanding letters of credit were approximately $1,475,000 as of December 31, 2005 ($707,000 as of December 31, 2004). Unadvanced lines of credit and commitments to extend credit were approximately $33,637,000 as of December 31, 2005 ($26,943,000 as of December 31, 2004). Of the total outstanding letters of credit and unadvanced lines and commitments as of December 31, 2005, approximately $28,708,000 were secured, primarily by real estate ($21,391,000 in 2004).

From time to time, the Bank provides credit to its executive officers, directors, and their affiliates. Such transactions are made on the same terms as those prevailing for comparable transactions with other borrowers and do not represent more than a normal risk of collection. Loans to executive officers, directors, and their affiliates are as follows:

	2005	2004
Loans at Beginning of Year	$1,484,081	$1,116,837
Disbursements	811,280	867,634
Repayments	(1,202,637)	(500,390)
Loans at End of Year	$1,092,724	$1,484,081

The transactions in the allowance for loan losses are as follows:

	2005	2004
Balance, Beginning of Year	$1,270,869	$1,283,465
Charge-offs	(447,091)	(273,089)
Recoveries	31,413	31,993
Provision - Charged to Expense	550,500	228,500
Balance, End of Year	$1,405,691	$1,270,869

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The Bank had approximately $185,000 in 2005 ($161,000 in 2004) of loans past due ninety days or more and still accruing interest, and approximately $282,000 in loans on which the accrual of interest had been discontinued as of December 31, 2005 ($546,000 in 2004).

As of December 31, 2005, the Bank had approximately $848,000 in loans specifically classified as impaired ($791,000 in 2004). The allowance for loan losses related to impaired loans amounted to approximately $191,000 as of December 31, 2005 ($173,000 in 2004).

NOTE 5 - PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows:

	2005	2004
Land	$1,198,693	$1,198,326
Buildings	3,469,791	2,294,416
Leasehold Improvements	122,912	487,140
Furniture, Fixtures, and Equipment	1,335,813	1,074,580
Construction in Progress	0	4,880
	6,127,209	5,059,342
Less Accumulated Depreciation	(1,119,436)	(890,705)
	$5,007,773	$4,168,637

Included in Buildings above is $273,104 for the capitalized cost of a lease for a branch building that is an asset under capital lease (see Note 14). In addition, leasehold improvements related to this branch totaled $502,680. Depreciation expense related to the asset under capital lease was $38,012 in 2005 ($27,859 in 2004).

NOTE 6 - ACCRUED INTEREST RECEIVABLE

A summary of accrued interest receivable is as follows:

	2005	2004
Securities	$169,072	$132,354
Loans	677,568	539,923
	$846,640	$672,277

NOTE 7 - DEPOSITS

A summary of deposits is as follows:

	2005	2004
Noninterest-Bearing Demand Deposits:	$11,864,329	$11,957,335
Interest-Bearing Accounts
Demand Accounts	42,064,370	44,966,262
Savings Accounts	3,322,721	3,374,304
Term Deposits:
Less Than $100,000	41,659,903	29,878,912
$100,000 or More	25,921,847	14,622,346
Total Interest-Bearing Accounts	112,968,841	92,841,824
Total Deposits	$124,833,170	$104,799,159

As of December 31, 2005, the scheduled maturities of term deposits are as follows:

2006	$39,369,746
2007	22,826,453
2008	1,453,217
2009	1,369,925
2010 and Thereafter	2,562,409
$67,581,750

NOTE 8 - BORROWINGS

Securities Sold Under Agreements to Repurchase

The Bank sells certain investment securities with agreements to repurchase primarily on an overnight basis to certain commercial depositors. The total of these securities was $273,553 as of December 31, 2005 ($353,471 in 2004).

Securities sold under agreements to repurchase averaged approximately $389,000 during 2005 ($319,000 during 2004). The maximum amount outstanding at any month-end during 2005 was approximately $491,000 ($354,000 during 2004).

Federal Funds Purchased

The Bank maintains a federal funds line of credit with two of its correspondent commercial banks. These lines allow for total borrowings up to a maximum amount of $4,000,000. Advances are repaid on the next business day with interest. There were no borrowings outstanding on these lines at December 31, 2005 ($375,000 in 2004).

Advances from Federal Home Loan Bank

The following table is a maturity schedule of advances from Federal Home Loan Bank (“FHLB”) as of December 31, 2005:

Date of Advance	Interest Rate	Next Call/ Prepayment Date	Final Maturity Date	Amount Outstanding at 12/31/05
9/21/00	6.22%	None	9/22/10	$1,000,000
12/27/00	5.00%	None	12/27/10	1,000,000
8/10/01	5.09%	8/10/06	8/10/11	1,000,000
8/15/01	3.60%	2/9/06	8/15/11	1,000,000
6/21/02	4.82%	None	6/21/07	500,000
8/30/02	3.65%	8/30/07	8/30/12	2,000,000
4/25/03	2.41%	4/25/06	4/25/13	2,000,000
				$8,500,000

Interest expense associated with the advances from the FHLB totaled $351,725 for the year ended December 31, 2005 ($349,693 in 2004). Pursuant to collateral agreements with the FHLB, the advances are secured by the Bank’s FHLB stock and certain first mortgage loans. The Bank also maintains a Cash Management Advance (CMA) agreement with the FHLB with maximum borrowings of $8,000,000.

Subordinated Debentures

In March 2005, the Company formed Tennessee Valley Statutory Trust I (“the Trust”). The Trust is a statutory business trust formed under the laws of the state of Delaware and is wholly owned by the Company. The Trust issued $2,000,000 of trust preferred securities as part of a pooled offering of such securities. The Company then issued $2,062,000 subordinated debentures to the Trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the Trust. The debentures pay interest quarterly at 6.75%. The Company may redeem the subordinated debentures, in whole or part, beginning June 2010 at a price of 100% of face value. On this date, if the debentures are not redeemed, the interest converts to a variable rate due quarterly at the three-month LIBOR rate plus 2.00% adjusted quarterly. The subordinated debentures must be redeemed no later than 2035.

In accordance with FASB Interpretation No. 46 (as revised), the Trust is not consolidated with the Company. Accordingly, the Company reports as liabilities the subordinated debentures issued by the Company and held by the Trust. However, the Company has fully and unconditionally guaranteed the repayment of the trust preferred securities. The Company’s equity interest in the Trust ($62,000 as of December 31, 2005) is included in “Prepaid Expenses and Other” on the consolidated balance sheets.

The Company utilizes its borrowings to satisfy a portion of its Tier 1 capital requirement in accordance with regulations promulgated by the Federal Reserve Board.

Obligation Under Capital Lease

The present value of the Bank’s minimum lease payments under capital lease was $217,441 at December 31, 2005 ($239,567 at December 31, 2004). See Note 14.

NOTE 9 - INTEREST EXPENSE

A summary of interest expense is as follows:

	2005	2004
Demand Deposits	$671,235	$404,563
Term Deposits	2,054,225	1,217,709
FHLB Advances	351,725	349,693
Subordinated Debentures	95,635	0
Capital Lease Obligations	7,780	8,516
Repurchase Agreements and Federal Funds Purchased	8,676	3,331
Total Interest Expense	$3,189,276	$1,983,812

NOTE 10 - INCOME TAXES

Income taxes as shown in the statements of income differ from the amounts computed using the statutory federal income tax rate as follows:

	2005		2004
		Percent of		Percent of
		Pretax		Pretax
	Amount	Income	Amount	Income
Federal Income Tax at Statutory Rate	$483,642	34.0%	$495,806	34.0%
Tax Exempt Interest and Dividends	(79,065)	(5.5)	(67,714)	(4.6)
State Income Tax and Other, Net	82,799	5.8	72,430	4.9
	$487,376	34.3%	$500,522	34.3%
Income Taxes Consist of:
Current	$435,143		$433,850
Deferred Benefit	52,233		66,672
	$487,376		$500,522

The tax effect of each type of temporary difference and carryfoward that give rise to deferred tax assets and liabilities is as follows:

	2005	2004
Deferred Tax Assets:
Allowance for Loan Losses	$467,195	$449,577
Deferred Loan Fees	51,660	55,649
Conversion to Cash Basis	0	7,261
Unrealized Holding Losses on Securities Available for Sale	65,029	0
Organizational Costs	5,018	8,721
Prepaid Items	0	1,491
Total Deferred Tax Assets	588,902	522,699

Deferred Tax Liabilities:
Depreciation	152,289	146,092
FHLB Stock Dividends	62,411	51,557
Discount Accretion	11,655	9,986
Unrealized Holding Gains on Securities Available for Sale	0	27,590
Capitalized Lease	22,543	0
Prepaid Items	15,300	0
State Tax	14,596	17,752
Total Deferred Tax Liabilities	278,794	252,977

Net Deferred Tax Assets	$310,108	$269,722

NOTE 11 - PROFIT SHARING PLAN

The Bank has a profit sharing plan which allows employees to contribute up to the maximum amount allowed under the IRS code. Contributions to the profit sharing plan made by the Bank are determined annually at the discretion of the Bank’s board of directors. Bank contributions to the plan were $14,025 and $16,094 for the years ended December 31, 2005 and 2004, respectively.

NOTE 12 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to Risk-Weighted Assets (as defined), and of Tier I capital (as defined) to Average Assets (as defined). Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that date that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table. All amounts are in thousands of dollars.

			To Comply With		To Be Well Capitalized
			Absolute Minimum		Under Prompt Corrective
	Actual		Capital Requirements		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$13,340	11.9%	$9,005	8.0%	$11,256	10.0%
Tier I Capital (to Risk-Weighted Assets)	$11,934	10.6%	$4,502	4.0%	$6,754	6.0%
Tier I Capital (to Average Assets)	$11,934	8.4%	$5,691	4.0%	$7,114	5.0%

As of December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$10,331	10.1%	$8,163	8.0%	$10,204	10.0%
Tier I Capital (to Risk-Weighted Assets)	$9,060	8.9%	$4,082	4.0%	$6,122	6.0%
Tier I Capital (to Average Assets)	$9,060	7.4%	$4,916	4.0%	$6,145	5.0%

NOTE 13 - KEY EMPLOYEES STOCK OPTION PLANS

In 1996, the board of directors approved a stock option plan to provide key employees with additional incentive to contribute to the best interests of the Company. The board of directors has discretion concerning which eligible persons shall be granted options, the term of each granted option, and the number of shares for which each option shall be granted. Options must be exercised within ten years from the date they are granted and must include a price per share of at least 85% to 110% of the fair value of the Company's common stock on the date the option is granted. The board of directors reserved 19,475 shares of common stock for issuance during the term of the plan. All options have been awarded under the plan. The options awarded vest over a four-year period and have an exercise price which was equal to the fair value of the stock on the date the options were granted. In 2005, options for 2,020 shares were exercised (options for 100 shares have been exercised in total in prior years).

NOTE 13 - KEY EMPLOYEES STOCK OPTION PLANS (Continued)

In 2002, the board of directors approved an additional stock option plan to provide key employees with additional incentive to contribute to the best interests of the Company. The plan terminates in ten years. The board of directors also has discretion concerning which eligible persons shall be granted options, the term of each granted option, and the number of shares for which each option shall be granted. Options must be exercised within ten years from the date they are granted and must include a price per share of at least 100% of the fair value of the Company's common stock on the date the option is granted. The board of directors has limited the number of options that can be issued under this plan to the lesser of 20% of the shares outstanding or 213,612 shares of common stock for issuance during the term of the plan. In 2005, the board of directors awarded a total of 39,375 options at an exercise price of $26, which was equal to the fair value of the stock on the date the options were granted. These options vest over a four-year period. No options have been exercised under this plan.

A summary of the status of the Company’s stock option plans is presented below:

	2005		2004
		Weighted		Weighted
	Shares	Average	Shares	Average
	Under	Exercise	Under	Exercise
	Options	Price	Options	Price
Outstanding at Beginning of Year	15,500	$16.22	14,500	$16.00
Granted	44,000	26.00	1,000	19.50
Exercised	(2,020)	16.00	0	0.00
Rescinded	(750)	19.50	0	0.00
Forfeited	(2,750)	25.41	0	0.00
Outstanding at End of Year	53,980	23.69	15,500	16.22

Options Exercisable at Year-End	28,480	$21.62	14,750	$16.06
Weighted-Average Fair Value of Options Granted During the Year	$2.86		$4.03

Information pertaining to options outstanding at December 31, 2005 is as follows:

	Options Outstanding			Options Exercisable
Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price
$16.00 - $26.00	53,980	7.77 years	$23.69	28,480	$21.62

NOTE 14 - LEASE COMMITMENTS

The Bank leases certain office facilities and office equipment. On June 1, 2003, the Bank began leasing a branch building that has been classified as a capital lease for financial accounting purposes. This lease is for an initial ten year period with additional renewal options and purchase options.

On March 15, 2004, the Bank began leasing property in Knoxville, Tennessee on which a branch building will be constructed. This lease has been classified as an operating lease for financial accounting purposes. The initial term of the lease is for twenty years with four renewal option periods of five years. The bank has other leases which are classified as operating leases and provide for monthly lease payments over 12 to 180 months. Total lease expense under noncancellable operating leases for the years ended December 31, 2005 and 2004 totaled $82,844 and $66,851.

NOTE 14 - LEASE COMMITMENTS (Continued)

The following is a schedule by years of future minimum rental payments required under all noncancellable operating and capital leases as of December 31, 2005:

	Capital	Operating
	Lease	Leases	Total
2006	$29,906	$96,183	$126,089
2007	29,906	81,807	111,713
2008	33,406	78,677	112,083
2009	35,906	78,677	114,583
2010	35,906	78,677	114,583
Thereafter	86,773	661,394	748,167
Total minimum lease payments	251,803	$1,075,415	$1,327,218
Less amount representing interest	34,272
Present value of minimum lease payments	$217,531

NOTE 15 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The Bank's primary business activity is with customers located within East Tennessee. As of December 31, 2005, the Bank had concentrations of loans secured by commercial properties and residential and other properties secured by real estate are shown in Note 4. The usual risk associated with such concentrations is generally mitigated by being spread over several hundred unrelated borrowers and by adequate loan-to-collateral value ratios. Note 3 describes the types and amounts of securities the Bank has invested in.

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (SFAS No. 107), which requires the Bank to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statements of financial condition, for which it is practicable to estimate fair value.

According to SFAS No. 107, a financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that both: (1) imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity, or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (2) conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity, or to exchange other financial instruments on potentially favorable terms with the first entity.

SFAS No. 107 also states that the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices in an active market, if available, are the best evidence of the fair value of financial instruments. For financial instruments that do not trade regularly, management's best estimate of fair value is based on either the quoted market price of a financial instrument with similar characteristics or on valuation techniques such as the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined above. However, a large majority of those assets and liabilities do not have an active trading market nor are their characteristics similar to other financial instruments for which an active trading market exists. In addition, it is the Bank's practice and intent to hold the majority of its financial instruments to maturity and not to engage in trading or sales activities. Therefore, much of the information as well as the amounts disclosed below are highly subjective and judgmental in nature. The subjective factors include estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. Because the fair value is estimated as of December 31, 2005 and 2004, the amounts that will actually be realized or paid upon settlement or maturity of the various financial instruments could be significantly different.

The estimates of fair value are based on existing financial instruments without attempting to estimate the value of anticipated future business or activity nor the value of assets and liabilities that are not considered financial instruments. For example, the value of mortgage loan servicing rights and the value of the Bank's long-term relationships with depositors, commonly known as core deposit intangibles, have not been considered in the estimates of fair values presented below. In addition, the tax implications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been included in the estimated fair values below.

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used to estimate the fair value of the following classes of financial instruments:

Cash and Cash Equivalents - Cash and cash equivalents include cash and due from banks and federal funds sold. For these short-term instruments, the recorded book value is a reasonable estimate of fair value.

Securities - Quoted market prices are used to determine the estimated fair value of securities available for sale.

Federal Home Loan Bank Stock - Management does not consider it practicable to estimate the fair value of FHLB stock and also considers its carrying value to be immaterial in relation to the Company’s other financial instruments. Therefore, no estimate of fair value is disclosed.

Loans Held for Sale - Loans held for sale are generally short-term in nature and recorded book value is considered to approximate fair value.

Net Loans - The estimated fair value of fixed rate mortgage loans and commercial loans are calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted using current Bank rates for similar loans with similar maturities.

The estimated fair value of variable rate loans is considered equal to recorded book value.

Fixed rate installment loans have an average maturity of less than three years, a relatively stable average interest rate, and a variety of credit risks associated with them. The fair value of these loans is estimated by discounting future estimated cash flows to their present value using current Bank rates for similar loans with similar maturities.

The estimated fair value of the allowance for loan losses is considered to be recorded book value. Additionally, the credit exposure known to exist in the loan portfolio is embodied in the allowance for loan losses.

Deposits - The estimated fair value of demand, savings, NOW, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar maturities.

Securities Sold Under Agreements to Repurchase - Securities sold under agreements to repurchase are short-term in nature and recorded book value is considered to approximate fair value.

Federal Funds Purchased - For this short-term instrument, the recorded book value is a reasonable estimate of fair value.

Advances From Federal Home Loan Bank - For advances that are fixed rate and fixed maturity liabilities, their fair value is estimated using rates currently available to the Bank for debt with similar terms and remaining maturities. Book value approximates fair value for advances that have variable rates.

Obligation Under Capital Lease - For 2005 and 2004, the book value approximates fair value since the rate used to estimate this obligation would not have changed significantly since it was incurred.

Subordinated Debentures - The fair value of the Company’s fixed rate subordinated debentures is estimated using discounted cash flows based on rates currently available to the Company for a similar type of borrowing arrangement.

Off-Balance-Sheet Loan Commitments - The fair value of loan commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair value of these items is not material to the Bank as of December 31, 2005 and 2004.

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The recorded book value and estimated fair value of the Bank's financial instruments are as follows:

	2005		2004
	Recorded	Estimated	Recorded	Estimated
	Book Value	Fair Value	Book Value	Fair Value
FINANCIAL ASSETS:
Cash and Cash Equivalents	$11,752,473	$11,752,473	$2,369,004	$2,369,004
Securities Available for Sale	$18,721,166	$18,721,166	$14,753,053	$14,753,053
Loans Held for Sale	$1,048,200	$1,048,200	$859,114	$859,114
Net Loans	$108,346,066	$107,983,897	$101,227,259	$103,279,160

FINANCIAL LIABILITIES:
Deposits	$124,833,170	$124,878,850	$104,799,159	$104,962,777
Securities Sold Under Agreements to Repurchase	$273,553	$273,553	$353,471	$353,471
Federal Funds Purchased	$0	$0	$375,000	$375,000
Advances From Federal Home Loan Bank	$8,500,000	$8,563,556	$9,700,000	$9,967,804
Subordinated Debentures	$2,062,000	$2,080,205	$0	$0
Obligation Under Capital Lease	$217,441	$217,441	$239,567	$239,567

NOTE 17 - CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Condensed financial information pertaining only to Tennessee Valley Financial Holdings, Inc. is as follows:

CONDENSED BALANCE SHEETS

As of December 31,	2005	2004
Assets:
Cash in Bank	$72,734	$91,236
Investment in Common Stock of TNBank	11,934,889	9,088,906
Other Assets	171,610	27,742
Total Assets	$12,179,233	$9,207,884

Liabilities - Subordinated Debentures	$2,062,000	$0

Shareholders' Equity:
Common Stock	538,985	533,618
Capital in Excess of Par Value	6,610,382	6,491,520
Retained Earnings	2,967,866	2,182,746
Total Shareholders' Equity	10,117,233	9,207,884
Total Liabilities and Shareholders’ Equity	$12,179,233	$9,207,884

CONDENSED STATEMENTS OF INCOME

For the Years Ended December 31,	2005	2004

Income - Dividends From TNBank	$213,593	$174,698
Operating Expenses	206,353	42,608
Income Before Income Tax Benefit and Equity in Undistributed Net Income of TNBank	7,240	132,090
Income Tax Benefit	81,876	15,621
Equity in Undistributed Net Income of TNBank	845,983	810,021
Net Income	$935,099	$957,732

NOTE 17 - CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2005	2004

Cash Flows From Operating Activities:
Net Income	$935,099	$957,732
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Equity in Undistributed Net Income of TNBank	(845,983)	(810,021)
(Increase) Decrease in Other Assets	(143,868)	18,359
Total Adjustments	(989,851)	(791,662)
Net Cash Provided by (Used in) Operating Activities	(54,752)	166,070

Cash Flows From Financing Activities:
Capital Investment in TNBank	(2,000,000)	0

Cash Flows From Financing Activities
Purchase and Retirement of Common Stock	0	(50,700)
Proceeds from Issuance of Common Stock	55,902	0
Proceeds from Subordinated Debentures	2,062,000	0
Cash Dividends Paid	(81,652)	(83,917)
Net Cash Provided by (Used in) Financing Activities	2,036,250	(134,617)

Net Change in Cash and Cash Equivalents	(18,502)	31,453
Cash and Cash Equivalents, Beginning of Year	91,236	59,783
Cash and Cash Equivalents, End of Year	$72,734	$91,236

Supplementary Disclosure of Noncash Financing Activities:
Issuance of Common Stock through Dividend Reinvestment Plan	$68,327	$54,281

APPENDIX A

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

541,133 Shares

$13.00 Per Share to Existing Shareholders Up to Preemptive Right Amount

$14.00 Per Share to the General Public (including Existing Shareholders for Additional Shares)

SUBSCRIPTION AGREEMENT

HOW TO SUBSCRIBE

1. Complete, date and execute the Subscription Agreement.

2.	Return the completed Subscription Agreement with payment for the subscription price to TnBank, 401 South Illinois Avenue, Oak Ridge, Tennessee 37830.

SUBSCRIPTION AGREEMENT

      Tennessee Valley Financial Holdings, Inc., a Tennessee corporation, is offering for sale up to 541,133 shares of common stock, $1.00 par value. Existing shareholders may purchase shares at $13.00 per share up to their preemptive amount. Others, and existing shareholders who wish to purchase additional shares beyond their preemptive amount, may purchase shares at $14.00 per share. Tennessee Valley and the common stock are described in a prospectus dated _________, 2006. The minimum purchase for investors who are not existing shareholders is 250 shares and the maximum purchase is 48,000 shares. Unless otherwise indicated, terms used herein shall have the same meanings as set forth in the prospectus.

Existing shareholders of Tennessee Valley have the right to subscribe for and purchase shares on a one for two basis based on the number of whole shares of common stock of Tennessee Valley beneficially owned as of record as of May 22, 2006, for a price of $13.00 per share. This right to purchase will expire at 5:00 p.m., local time, on July 31, 2006. To the extent shares are available, existing shareholders may subscribe for additional shares at a purchase price of $14.00 per share.

SUBSCRIPTIONS FROM EXISTING SHAREHOLDERS MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME AT TNBANK, 401 SOUTH ILLINOIS AVENUE, OAK RIDGE, TENNESSEE 37830 ON JULY 31, 2006.

SUBSCRIPTIONS IN THE PUBLIC OFFERING AND ANY ADDITIONAL SUBSCRIPTIONS FROM EXISTING SHAREHOLDERS MUST BE RECEIVED NOT LATER THAN 12:00 P.M. LOCAL TIME AT TNBANK, 401 SOUTH ILLINOIS AVENUE, OAK RIDGE, TENNESSEE 37830 ON SEPTEMBER 30, 2006, UNLESS THE OFFERING IS EXTENDED PURSUANT TO THE PROSPECTUS.

Executed Subscriptions must be accompanied by the full subscription price of the shares to be acquired by the Subscriber, paid in U.S. Dollars, in cash or by check, bank draft or money order payable to the order of Tennessee Valley Financial Holdings, Inc. The subscriptions and the cash paid for the purchase of shares by existing shareholders will be immediately available for use by Tennessee Valley as described in the accompanying prospectus. Subscriptions and cash paid for the purchase of shares by members of the general public and by existing shareholders who wish to purchase additional shares will be held in a separate account at TnBank until the expiration of the offering to existing shareholders. At that time, a determination will be made as to whether shares are available for sale to the general public. In the event the offering is fully subscribed, priority will be given to existing shareholders.

1. Subscription. Subject to the terms and conditions hereof, the undersigned hereby tenders this subscription, together with payment in United States currency by check, bank draft, or money order payable to "Tennessee Valley Financial Holdings, Inc." in the amount indicated below, representing the payment for the number of shares of common stock indicated below. The total subscription price must be paid at the time the Subscription Agreement is executed.

2. Acceptance of Subscription. It is understood and agreed that Tennessee Valley shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. Tennessee Valley may reduce the number of shares for which the undersigned has subscribed, indicating acceptance of less than all of the shares subscribed on its written form of acceptance.

3. Acknowledgements. The undersigned hereby acknowledges that he or she has received a copy of the prospectus. This Subscription Agreement creates a legally binding obligation and the undersigned agrees to be bound by the terms of this Subscription Agreement.

4. Revocation. The undersigned agrees that once his Subscription Agreement is tendered to Tennessee Valley, it may not be withdrawn and that the Subscription Agreement shall survive the death or disability of the undersigned.

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

Subscription Agreement

Existing Shareholders: Please complete below

  Yes, I wish to exercise my preemptive rights.

_________ Number of shares subscribed pursuant to my preemptive rights at $13.00 per share.

  Yes, I wish to subscribe for additional shares in the offering to the general public at $14.00 per share.

                     Additional Number of Shares Subscribed for if Additional Shares are available.

General Public:   Please complete below

  Yes, I wish to purchase shares of Tennessee Valley as indicated below:

________ Total shares subscribed at $14.00 per share for a total subscription amount of $__________ (250 share minimum and 48,000 share maximum) enclosed herewith.

(Funds tendered with subscriptions must be for the total number of shares being purchased, subject to the availability of the shares.  In the event shares are not available, Tennessee Valley will refund the excess amount, without interest.)

Total shares subscribed _____ Total Dollars Remitted________________________

[Signatures follow]

IN WITNESS WHEREOF, I (we) have executed this Subscription Agreement as of the date indicated below. I (we) understand that all information submitted on this Subscription Agreement will be treated confidentially by Tennessee Valley.

Signature	Date:
Residence Address:
Street	City and State	Zip
Social Security/Taxpayer ID No.	Telephone

[if subscribing jointly]

Signature	Date:
Residence Address:
Street	City and State	Zip
Social Security/Taxpayer ID No.	Telephone

     This Subscription Agreement is accepted by Tennessee Valley Financial Holdings, Inc. on the date and year written below.

Tennessee Valley Financial Holdings, Inc.

Date:	By:

Title

541,133 Shares

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

Common Stock

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

PROSPECTUS

●, 2006

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Officers and Directors.

The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation's best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was at least not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Tennessee Business Corporation Act provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) such officer or director breached his duty of care to the corporation.

Our charter provides that no director shall be personally liable to the corporation or its shareholders for monetary damages for breach of any fiduciary duty as a director except for liability for (i) any breach of the director's duty of loyalty, or (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) unlawful distributions. Our bylaws further provide that each director, officer and employee of the corporation shall be entitled to all indemnification rights and protections available under applicable Tennessee law.

Item 25. Other Expenses of Issuance and Distribution.

The estimated expenses in connection with this offering are as set forth in the following table. All amounts except the Securities and Exchange Commission ("SEC") registration fee are estimated.

SEC Registration Fee	$942.60
Blue Sky Fees and Expenses	500.00
Transfer Agent and Registrar Fees	5,000.00
Printing and Engraving Expenses	3,500.00
Accounting Fees and Expenses	10,000.00
Legal Fees and Expenses	75,000.00
Miscellaneous Expenses	5,057.40
Total	$100,000.00

Item 26. Recent Sales of Unregistered Securities

In the three years prior to this filing, the registrant has not issued any unregistered securities.

Item 27. Exhibits

The following exhibits are filed as part of this Registration Statement.

Exhibit No.	Description
3.1*	Amended and Restated Charter of Tennessee Valley Financial Holdings, Inc.
3.2*	Bylaws of Tennessee Valley Financial Holdings, Inc.
4.1*	Specimen common stock certificate of Tennessee Valley Financial Holdings, Inc.
5.1**	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
10.1*	2002 Incentive and Nonqualified Stock Option Plan for Employees of Tennessee Valley Financial Holdings, Inc.
21.1*	Subsidiaries of Tennessee Valley Financial Holdings, Inc.
23.1**	Consent of Pugh & Company, P. C.
23.2**	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (included in Exhibit 5.1)
24.1**	Power of Attorney (included on the signature page of this Registration Statement)

*    Incorporated by reference to Tennessee Valley's Form 10-SB filed June 13, 2002.
   **  Previously filed.

Item 28. Undertakings.

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form SB-2 and has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oak Ridge, State of Tennessee, on May 18, 2006.

TENNESSEE VALLEY FINANCIAL HOLDINGS, INC.

By: /s/ Thomas E. Tuck
                                                     Thomas E. Tuck
                                                                                                                             President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 21, 2006:

Signatures	Title
/s/ Thomas E. Tuck Thomas E. Tuck	President, Chief Executive Officer and Director (principal executive officer)
/s/Jason Wilkinson Jason Wilkinson	Vice President (principal financial and accounting officer)
/s/ ____*____________ J. Michael Anderson	Director
/s/____*____________ Larry Beeman	Director
/s/ ___ *____________ A. P. Cappiello	Director
/s/ ____________ Victor I. Dodson	Director
/s/__ _*____________ J. Frank Jamison	Director
/s/ _ _ *____________ Terry L. Kerbs	Director
/s/ __ *____________ Thomas D. Moye, Jr.	Director
/s/ __ *___________ William Robert Witt	Director

* /s/ Thomas E. Tuck
       Thomas E. Tuck
       As Attorney-in-Fact